
03055215

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2003

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)


PROCESSED
APR 11 2003
THOMSON
FINANCIAL

Royal Dutch Petroleum Company
N.V. Koninklijke Nederlandsche Petroleum Maatschappij
Annual Report and Accounts 2002

Summary





Contents

Royal Dutch Petroleum Company

This Summary Report is an abridged version of the Annual Report and Accounts 2002 of the Royal Dutch Petroleum Company. For further information consult the full Annual Report and Accounts 2002. To obtain a free copy please see the back cover for contact addresses.

Nelson platform in the North Sea, acquired as part of Enterprise Oil. The acquisition of Enterprise Oil was one of the highlights of 2002, providing a strong complement to our Exploration and Production activities in the UK North Sea and supporting our commitment to growth in Norway. Elsewhere it provides the Group with attractive growth opportunities in Italy and in the USA Gulf of Mexico and improves our position in Brazil.

Message from the President

Dear Shareholder,

2002 was a pivotal year for the Group. We delivered robust and competitive profitability in a testing environment – in line with our business principles – while taking decisive steps to pursue our strategic goals. Shell companies have the resilience to manage economic and political uncertainty – maintaining momentum in uncertain times.

In a troubled world we have made plans to safeguard our people and fulfil our responsibilities to customers. We are well placed to take advantage of economic recovery.

I thank all Shell people – as well as those who worked with us – for their skill and commitment which delivered this success and give us confidence for the future.

Delivering robust results

Business conditions in 2002 were significantly worse overall than in 2001. In the first six months the downstream businesses faced some of the most difficult conditions on record.

In this testing environment we delivered robust earnings and cash flow. On an estimated current cost of supplies basis – excluding special items – earnings of $9.2 billion were 23% lower than in 2001. Cash flow from operations of $16.4 billion fell by only 3%.

From the record levels of 2001, Oil Products earnings were reduced by 47% due to very poor refining margins – although, in a difficult environment, they remained significantly ahead of all global competitors. Despite higher production, Exploration and Production earnings were 12% lower. Gas & Power earnings fell by 35%. Chemicals earnings more than doubled as costs were reduced and markets began to improve.

Oil production was ahead of target, even without the additional volumes from the acquisition of Enterprise. New reserves more than offset production. LNG sales were at record levels and have grown by 60% since 1999.

Shell companies continue to show strong competitive performance.

After delivering $5 billion in cost improvements in three years, pursuing a further 3% annual reduction in unit costs was ambitious. We met this target in 2002 and have extended it to 2004.

We maintain competitive leadership in key areas, including Oil Products, deep-water production, LNG and polyolefins.

All this was achieved within a disciplined financial framework – using our financial strength to make four major strategic acquisitions and investing over $14 billion in organic growth. Proceeds from divestments amounted to $1.5 billion, reflecting the continuing focus on upgrading the portfolio.

Enlarging the Group's capital base increases the potential to grow value. The decision to seize acquisition opportunities reduced our returns to a highly competitive 14% in 2002. Raising returns is a priority for the next years.

Reducing cash balances and raising gearing to our desired band have increased balance sheet efficiency.

We aim for – and continue to deliver – consistent long-term real dividend growth. The proposed final dividend for 2002 is €1.00, making a total dividend for the year of €1.72 per ordinary share.



"2002 was a pivotal year. We delivered robust and competitive profitability in testing conditions and made great progress in pursuing our strategic goals – making four major acquisitions and investing in organic growth. We worked hard to live up to our business principles and commitments on sustainable development. We are well placed to maintain momentum in uncertain times."

Jeroen van der Veer

Making strategic progress

We have made great progress in pursuing our strategic direction, growing value for our shareholders through robust profitability and our competitive edge.

The Enterprise acquisition increases production and reserves, and extends opportunities. The major downstream acquisitions in the US and Germany greatly enhance our competitive positions in the largest markets, while the Pennzoil-Quaker State acquisition provides a platform for global lubricants leadership.

Realising the synergies from these acquisitions is a priority and is already ahead of schedule. Additional synergies have been identified.

A major programme to rebrand and upgrade the US retail network is underway.

At the same time we are creating and executing projects to deliver organic growth.

2002 saw continued exploration success, with significant discoveries and appraisal results in the Gulf of Mexico, Brazil, Ireland, Nigeria, Kazakhstan and Malaysia.

Key projects have been brought on stream, including:

- the Muskeg River mine of the Athabasca Oil Sands project in Canada;
- the EA offshore field and the third train of the Bonny LNG plant in Nigeria;
- the Penguins fields in the UK North Sea; and
- petrochemical plants in Singapore and at Moerdijk in the Netherlands.

And we continue building the long-term assets to deliver future value growth.

Unrivalled experience in developing deep-water fields in the Gulf of Mexico is a major competitive asset. We plan to commission the Na Kika floating hub later this year to handle production from six fields, one in a world record water depth of more than 2,300 metres. The Bijupirá-Salema project in Brazil is also nearing completion.

Over the next three years, new LNG trains in Malaysia, Australia and Nigeria, and terminals in the US and India, will support the continued growth of our leading LNG business. The Australian North West Shelf venture has gained the first contract to supply LNG to China. Planning of the massive Sakhalin LNG scheme in Russia is making progress.

Differentiated retail fuels – offering higher performance and environmental standards – are now improving sales and margins in 46 countries.

The decision to approve the major Nanhai petrochemical plant in southern China demonstrates the vital role of petrochemicals within Shell. The project is part of a significant, integrated Shell business being developed in China.

Earning trust

Showing that we live up to our values – honesty, integrity and respect for people – is even more important in such troubled times. We believe this requires:

- engaging with people's concerns;
- articulating clear principles and high standards;
- having strong corporate governance to ensure we live up to them throughout our operations;
- committing to transparency; and
- communicating effectively.

We believe that contributing to sustainable development is both about how we do our business and how our business does in the long-term.

Meeting energy challenges

Energy companies make their primary contribution to society by helping to meet the energy challenges that will shape our world. Shell companies contribute in many ways.

They are supporting energy security for advanced economies by extending indigenous resources in areas like the North Sea and Gulf of Mexico, and by diversifying gas supplies. They are helping to meet the growing energy needs of developing countries, while reducing the environmental impact, for example by contributing to the development of gas supplies in China. And they are widening access to modern energy, for example by providing affordable solar power to rural households.

We have supported the need for precautionary action on climate change for six years – believing that much can be done that is both economic and helps to meet other energy challenges, such as enhancing security.

We have met our target of cutting greenhouse gas emissions from Shell operations by more than 10% from 1990 levels by the end of 2002 despite business growth. While continuing to grow strongly we will manage emissions so they are still 5% below 1990 levels by 2010.

We also play a progressive role, contributing to solutions by developing:

- the gas supplies which are the most important medium-term way of reducing carbon emissions;
- commercial wind, solar, bio-fuels and hydrogen businesses;
- ways of locking up carbon dioxide underground or in inert building materials; and
- mechanisms to enable cost-effective emissions reduction, such as trading.

Focus on people

Our continuing success depends on the quality of Shell people and how well we develop and apply their talents, and harness their knowledge and creativity across the world.

The results of our latest worldwide Shell People Survey – completed by 78% of staff – confirm the value of focusing on this. They show continuing significant improvements in trust, exceeding the benchmark standard for high-performance companies in most areas.

Trusted to deliver

In times of uncertainty, what counts is being trusted to deliver. As the long-standing slogan said, we want people to know they "can be sure of Shell".

I believe that our performance last year helps us earn and keep that trust. Trust that we live up to our principles. And trust that we can maintain momentum even in difficult and uncertain times, building on a pivotal year of robust profitability and strategic action.

We aim to deserve continuing trust.

Yours sincerely,



Jeroen van der Veer, President
March 5, 2003

Financial Highlights

Royal Dutch Petroleum Company



Net income
€ per share
0.12
2.27
3.86
3.44
2.87
98 99 00 01 02
Adjusted CCS earnings[a] (pro forma)
€ per share
1.33
1.87
3.99
3.79
2.80
98 99 00 01 02
Dividends[b]
€ per share
1.45
1.51
1.59
1.66
1.72
98 99 00 01 02
Year-end share price
€ (Euronext)
42.43
60.85
65.26
56.90
41.95
98 99 00 01 02
Net income
$ per share
0.13
2.41
3.56
3.08
2.71
98 99 00 01 02
Adjusted CCS earnings[a] (pro forma)
$ per share
1.47
1.98
3.67
3.40
2.65
98 99 00 01 02
Dividends
$ per share
1.60
1.47
1.40
1.50
c
98 99 00 01 02
Year-end share price
$ (New York Stock Exchange)
47.88
60.56
60.56
49.02
44.02
98 99 00 01 02

For information about the data contained in the charts relating to Royal Dutch, consult the Shareholder Information section on page 24.

Royal Dutch/Shell Group of Companies

Net income
$ million



350
8,584
12,719
10,852
9,419
98 99 00 01 02

Adjusted CCS earnings[a] (pro forma)
$ million



5,146
7,093
13,111
11,984
9,218
98 99 00 01 02

Return on Average Capital Employed[d]
%



2.8
12.1
19.5
19.2
14.0
98 99 00 01 02

For the net income per share calculation method, consult the table on Earnings per ordinary share on page 8.

a Earnings on an estimated current cost of supplies (CCS) basis, excluding special credits/(charges). See also page 20.

b The 2002 figure includes the proposed final dividend which is subject to finalisation by the General Meeting of Shareholders to be held on April 23, 2003.

c The 2002 final dividend in dollars will be determined by the dollar/euro exchange rate ruling on April 28, 2003.

d CCS earnings plus the Group share of interest expense after tax, as a percentage of the Group share of average capital employed.

Throughout this Report, a billion = 1,000 million.

Supervisory Board

Aad Jacobs Chairman
Born May 28, 1936. A Dutch citizen. Chairman of the Supervisory Board since July 2002 and a member of the Supervisory Board since 1998. Due to retire by rotation in 2003. A member of the Board of Management of ING Group 1991–98 and its Chairman 1992–98. Chairman of the Supervisory Boards of Joh. Enschedé and Imtech. Vice-Chairman of the Supervisory Boards of Buhrmann and VNU and a member of the Supervisory Boards of Euronext, IHC Caland and ING Group.

Maarten van den Bergh
Born April 19, 1942. A Dutch citizen. A member of the Supervisory Board since 2000. Due to retire by rotation in 2004. A Managing Director of the Company 1992–2000 and President 1998–2000. A Group Managing Director 1992–2000. Chairman of the Board of Directors of Lloyds TSB and a member of the Boards of Directors of British Telecom and British Airways.

Jonkheer Aarnout Loudon
Born December 10, 1936. A Dutch citizen. A member of the Supervisory Board since 1997. Due to retire in 2007. A member of the Board of Management of Akzo (which became Akzo Nobel in 1994) 1977–94 and its Chairman 1982–94. A member of the First Chamber of the Dutch Parliament 1995–99. Chairman of the Supervisory Boards of ABN AMRO Bank and Akzo Nobel and a member of the International Advisory Board of Allianz.

Professor Hubert Markl
Born August 17, 1938. A German citizen. A member of the Supervisory Board since July 2002. Due to retire by rotation in 2007. President of the Max-Planck-Gesellschaft 1996–2002. Professor of biology at the University of Constance since 1974. A member of the Supervisory Boards of Aventis, BMW and Münchener Rückversicherungsgesellschaft.

Professor Joachim Milberg
Born April 10, 1943. A German citizen. A member of the Supervisory Board since 2000. Due to retire by rotation in 2005. A member of the Board of Management of BMW 1993–2002 and its Chairman 1999–2002. A member of the Supervisory Boards of Allianz Versicherungs-AG, BMW, John Deere & Company and MAN.

Lawrence Ricciardi
Born August 14,1940. A US citizen. A member of the Supervisory Board since 2001. Due to retire by rotation in 2006. President of RJR Nabisco 1993–95. Senior Vice-President and General Counsel of IBM 1995–2002. Senior Advisor to Jones Day and Lazard Frères & Co. A member of the Board of Directors of The Reader's Digest Association.

Henny de Ruiter
Born March 3, 1934. A Dutch citizen. A member of the Supervisory Board since 1994. Due to retire in 2004. A Managing Director of the Company 1983–94. A Group Managing Director 1983–94. Chairman of the Supervisory Boards of Royal Ahold, Univar and Wolters Kluwer. Vice-Chairman of the Supervisory Board of Aegon and a member of the Supervisory Board of Heineken.

Jan Timmer
Born February 20, 1933. A Dutch citizen. A member of the Supervisory Board since 1996. Due to retire in 2003. President and Chairman of the Board of Management of Royal Philips Electronics 1990–96. Chairman of the Supervisory Board of PSV. A member of the Supervisory Board of ING Group.

Board of Management

Jeroen van der Veer President
Born October 27, 1947. A Dutch citizen. A Managing Director of the Company since 1997 and President since 2000. A Group Managing Director since 1997. Joined the Group in 1971 in refinery process design and held a number of positions in refining and marketing in the Netherlands, Curaçao and the UK. Area Co-ordinator Sub-Saharan Africa 1990–92 and a Managing Director of Shell Nederland with responsibility for the Pernis refinery and petrochemical complexes at Pernis and Moerdijk as well as the chemicals business 1992–95. President and Chief Executive Officer of Shell Chemical Company in the USA 1995–97. A member of the Supervisory Board of De Nederlandsche Bank and an Advisory Director to Unilever.

Malcolm Brinded
Born March 18, 1953. A UK citizen. A Managing Director of the Company since July 2002. A Group Managing Director since July 2002. Joined the Group in 1974. Held various positions in the Netherlands, Brunei, Oman and the UK. General Manager of Shell U.K. Exploration and Production in Aberdeen 1998–2001. Country Chairman in the UK 1999–2002. Director of Planning, Environment and External Affairs at Shell International Ltd. 2001–02.

Walter van de Vijver
Born November 1, 1955. A Dutch citizen. A Managing Director of the Company since 2001. A Group Managing Director since 2001. Joined the Group in 1979 as a petroleum engineer. Worked in Exploration and Production in Qatar, Oman, the USA, the UK and the Netherlands. General Manager Brent Business Unit of Shell U.K. Exploration and Production in Aberdeen 1993–97. Chief Executive Officer of Shell International Gas Ltd. and Chief Executive Officer of Shell Coal International Ltd. in London 1997–98. President and Chief Executive Officer of Shell Exploration & Production Company in the USA 1998–2001.

General Attorney

Robbert van der Vlist
Born February 20, 1944. A Dutch citizen. Joined the Group in 1970 as a Legal Adviser. General Attorney of the Company since 1987.

Summary Remuneration Report

Remuneration Policy
Below is a summary of the remuneration policy as it applies and will apply to Group Managing Directors, including those who are also Managing Directors of Royal Dutch, and to the members of the Supervisory Board of Royal Dutch.

Group Managing Directors
The objective is to attract and retain high calibre individuals and motivate them towards the achievement of exceptional performance that enhances the value of the Group. Remuneration levels are set by reference to the practice of global companies of comparable size, complexity and international scope to that of the Group. For on-target performance more than half of a Group Managing Director's total remuneration will be performance-linked.

Salary levels are set by reference to market-based salary scales that reflect the collegiate nature of the Committee of Managing Directors. Annual bonus awards are recommended by the Remuneration and Succession Review Committee (REMCO) based on the extent of achievement of challenging Group targets that are set as part of the annual Group business plan. The target level of bonus for the year 2002 was 100% of base salary and will be 100% of base salary for 2003. REMCO has recommended that the bonus payable to Group Managing Directors in respect of the year 2002 is 115% of base salary. Group Managing Directors are able to elect to defer up to one-third of their annual bonus into shares, in the case of Managing Directors of the Company, Royal Dutch shares.

Long-term incentives are currently awarded to Group Managing Directors annually in the form of stock options. The objective is to ensure that Group Managing Directors share the interests of shareholders by rewarding share price growth, the creation of shareholder value and the achievement of superior relative shareholder returns.

Options granted before 2003 may vest three years after grant and remain exercisable until ten years after grant. Of the options granted, 50% are subject to performance conditions. The proportion of such 50% which will vest is determined at the discretion of REMCO, taking into account a combination of Total Shareholder Return (TSR) over the three-year vesting period (measured by the average weighted share price performance plus dividends of Royal Dutch and Shell Transport over the ten-day period at the beginning and end of the vesting period) relative to a peer group of other major integrated oil companies and other long-term indicators of Group performance. Having considered all of these factors REMCO determined that 50% of the options granted in March 2000 that were subject to its discretion should vest.

Options granted in 2003, and in subsequent years, will be 100% performance linked. Performance will be measured over the three financial years prior to grant. The policy, which will continue in future years, is that the levels of grant will vary according to the ratings given by REMCO to the Group's achievements against financial targets and will reflect competitive market practice. The current financial targets are TSR relative to the other major integrated oil companies and Return on Average Capital Employed (ROACE). These financial targets have been chosen as they are consistent with the objective for long-term incentives and represent a balanced test of the Group's internal operating efficiency and external performance.

A proposal to introduce a new Long-term Incentive Plan (the Plan) will be put to shareholders at the 2003 Annual General Meetings of Royal Dutch and Shell Transport.

Group Managing Directors and other selected senior executives will be eligible to participate in the Plan. Group Managing Directors will be selected for participation on the recommendation of REMCO. Participants will be made a conditional award of shares in either Royal Dutch or Shell Transport. The receipt of shares comprised in the award will be conditional on the participant remaining in employment (subject to certain exceptions, including normal retirement) and on the satisfaction of performance targets over the performance period. The performance period will not be less than three consecutive financial years. In the case of Group Managing Directors, REMCO will make recommendations on the number of shares that may be conditionally awarded in any year. Awards in any one year can range from zero to two times base salary, but the maximum number of shares will only be received for exceptional performance as described below.

If the adoption of the Plan is approved, the performance targets will be linked to TSR (the average weighted share price performance plus dividends of Royal Dutch and Shell Transport) relative to two separate groups of comparator companies, over a performance period of three financial years. Two separate comparator groups have been chosen because REMCO considers that it is appropriate to test performance both against major home markets and industry competitors. Relative TSR has been chosen as the performance test that most closely aligns the interests of Group Managing Directors and senior executives with those of shareholders.

The first comparator group will consist of the largest ten companies (by way of market capitalisation) in the AEX index together with the largest twenty companies (also by way of market capitalisation) in the FTSE 100 share index, in each case at the beginning of the relevant performance period. The second comparator group will be the five major integrated oil companies, which, as at January 1, 2003, were the Royal Dutch/Shell Group of Companies, BP, ChevronTexaco, ExxonMobil and Total.

Half of each conditional award will be tested against the first comparator group and half against the second comparator group. If shareholders approve the adoption of the Plan, the comparator groups described above will be used for the first performance period which will be from January 1, 2003 to December 31, 2005.

For the first comparator group, 100% of the shares tested against that group will be received for 75th percentile and above performance and 25% will be received for median performance with a straight-line calculation between these two points. No shares will be received for performance below the median. This method of calculation has been chosen because it is consistent both with shareholders' expectations and market practice.

For the second comparator group, 100% of the shares tested against that group will be received if the Royal Dutch/Shell Group of Companies is in first place, 75% for second place and 50% for third place. No shares will be received for fourth or fifth place.

The Managing Directors of Royal Dutch have employment contracts with one of the Group holding companies which provide for the statutory notice period of no more than three months. The contracts expire on the expected date of retirement which, for Group Managing Directors, is June 30 following their 60th birthday. There are no predetermined termination compensation arrangements.

Members of the Supervisory Board

The Articles of Association provide for an amount to be fixed by the *Annual General Meeting* that shall serve as the basis for the remuneration of members of the Supervisory Board. At the General Meeting of 2002, that amount was set at €75,000 multiplied by the number of members of the Supervisory Board holding office during any year. The amount so fixed constitutes the maximum aggregate remuneration in respect of any year for all members of the Supervisory Board. Out of the funds so earmarked, the Supervisory Board fixes the amount of the remuneration for each of its members, taking into account any special duties performed by a member.

Within the limits set by shareholders, the levels of remuneration are reviewed by the Supervisory Board from time to time and are adjusted when appropriate.

Emoluments of the Members of the Supervisory Board €

	2002	2001
Supervisory Board		
Aad Jacobs	58,750	52,185
Maarten van den Bergh[a]	82,021	81,333
Jonkheer Aarnout Loudon	60,000	58,991
Professor Hubert Markl	23,000	–
Professor Joachim Milberg	53,000	52,185
Lawrence Ricciardi	46,000	22,689
Henny de Ruiter[a]	85,521	81,333
Jan Timmer	60,000	58,991
Lodewijk van Wachem[a]	46,820	92,678

a Including fees borne by Group companies in respect of duties simultaneously performed as Directors of these companies.

Emoluments of Managing Directors €

	2002	2001	2000
Jeroen van der Veer			
Salaries	1,013,729	923,929	824,201
Performance-related element[a]	1,230,500[b]	619,450[b]	398,601
Total cash	2,244,229	1,543,379	1,222,802
Other compensation[c]	4,768	4,620	4,486
Realised share option gains upon exercise	–	293,440	339,600
	2,248,997	1,841,439	1,566,888
Malcolm Brinded			
Salaries	372,500	–	–
Performance-related element[a]	428,375[b]	–	–
Total cash	800,875	–	–
Other compensation[c]	2,210[d]	–	–
Realised share option gains upon exercise	–	–	–
	803,085	–	–
Harry Roels			
Salaries	2,587,973[e]	743,779	697,598
Performance-related element[a]	–	501,430	318,145
Total cash	2,587,973	1,245,209	1,015,743
Other compensation[c]	2,282	4,553	4,421
Realised share option gains upon exercise	–	–	–
	2,590,255	1,249,762	1,020,164
Walter van de Vijver			
Salaries	735,095	342,536	–
Performance-related element[a]	902,750	221,330	–
Total cash	1,637,845	563,866	–
Other compensation[c]	18,091[f]	2,162	–
Realised share option gains upon exercise	–	–	–
	1,655,936	566,028	–

a The performance-related element is included in the year to which it relates.

b Of which one-third was deferred under the Deferred Bonus Plan.

c Includes social security premiums paid by the employer and employer's contribution to the health insurance plan and, where applicable, other benefits stated at a value employed by the Fiscal Authorities in the Netherlands.

d Exclusive of deferred payment in shares amounting to £386,000 granted in 1999.

e Includes lump sum on departure.

f *Exclusive of deferred payment in shares amounting to €688,839 granted in 1999.*

Share interests in the Company, including outstanding share options at December 31, 2002 were as follows:

	Share options	Ordinary shares
Supervisory Board		
Aad Jacobs	–	0
Maarten van den Bergh[a]	37,950	4,000
Jonkheer Aarnout Loudon	–	75,000
Professor Hubert Markl	–	0
Professor Joachim Milberg	–	0
Lawrence Ricciardi	–	0
Henny de Ruiter	–	0
Jan Timmer	–	0
Managing Directors		
Jeroen van der Veer	270,850	7,012
Malcolm Brinded	50,000[b]	0
Walter van de Vijver	187,000	10,668

a No options are granted to members of the Supervisory Board, but options may be outstanding to members who have formerly been a Managing Director.

b Excluding 713,900 options on Shell Transport shares.

Summary Report of the Supervisory Board and the Board of Management

Activities of the Company
Royal Dutch Petroleum Company (Royal Dutch) is a holding company which, in conjunction with The "Shell" Transport and Trading Company, p.l.c. (Shell Transport), an English company, owns, directly or indirectly, investments in the numerous companies of the Royal Dutch/Shell Group. Royal Dutch has an interest of 60% in the Group and Shell Transport an interest of 40%.

The assets and income of Royal Dutch consist mainly of its interest in the net assets and its share in the net income of the Royal Dutch/Shell Group of Companies. For the reporting with regard to the Group, reference may be made to the Message from the President (pages 1 and 2), Business Highlights (pages 12 and 13), Strategic Direction (pages 18 and 19) and the Summary Operational and Financial Review (page 20).

The Supervisory Board and the Board of Management
Royal Dutch is managed by a Board of Management, consisting of at least two Managing Directors. The Supervisory Board is responsible for supervising the policies of the Board of Management and the general course of business of the Company and the Group and further advises the Board of Management.

During the year under review, the Supervisory Board met nine times to discuss issues relating to the Company. In addition, the members of the Supervisory Board met eight times in the Conference with the Managing Directors of the Company and the Directors of Shell Transport. The purpose of the Conference is to receive information from the Group Managing Directors and other senior executives about major developments within the Royal Dutch/Shell Group of Companies and to exchange views on such matters. Topics of discussion at the Conference included, *inter alia*, the strategic direction of the businesses of Group companies, as well as governance, business risks and internal control of Group companies.

The Supervisory Board of Royal Dutch and the Board of Directors of Shell Transport are assisted in their governance by three joint Committees, to which each of them has appointed three members from amongst its midst. These are the Group Audit Committee, the Remuneration and Succession Review Committee and the Social Responsibility Committee.

Amendment of the Articles of Association
The General Meeting of Shareholders of 2002, adopted a proposal to amend the Articles of Association. It was resolved to redenominate the par value of the ordinary shares from N.fl.1.25 into €0.56. In order to preserve the relation between the par values of the ordinary shares and the priority shares, the par value of the priority shares was set at €448.

It was also resolved, *inter alia*, that, in keeping with the practice already followed by the Company, the finalisation of the Annual Accounts by the General Meeting of Shareholders no longer automatically serves to discharge the Managing Directors and the members of the Supervisory Board of responsibility in respect of their management and their supervision. The amended Articles also provide that no dividend be distributed on shares acquired and held by the Company in its own capital.

Share buyback
The General Meeting of Shareholders of 2002, adopted a proposal to reduce the Company's issued share capital with €15,323,168 by cancellation of 27,362,800 ordinary shares which the Company had acquired under the share buyback programme between the General Meetings held in 2001 and 2002. This cancellation effectively took place on August 21, 2002.

The General Meeting of Shareholders further renewed the authorisation of the Board of Management, with effect from July 1, 2002, and for a period of 18 months, for the acquisition by the Company, with due observance of the statutory provisions and for its own account, of shares in its capital up to a maximum of 10% of the issued capital. In 2002 the Company repurchased a total of 17,935,000 shares.

Since the beginning of the programme until March 5, 2003, a total number of 60,796,352 ordinary shares has been acquired by the Company, of which so far 45,011,352 shares have been cancelled.

Proxy voting
The Company continued to enable shareholders participating in the Shareholders' Communication Channel (Communicatiekanaal Aandeelhouders) or holding registered shares in the Netherlands or in the United States to participate in the decision-making process without being present at the General Meeting, by means of a voting instruction form. This allowed these shareholders to state how they wished their votes to be cast per agenda item. In 2002, a total of 23% of the issued capital was represented in this manner at the General Meeting.

Annual Accounts
Translated into euros, Royal Dutch's share in the net income of the Royal Dutch/Shell Group of Companies for 2002 amounts to €5,989 million (2001: €7,265 million). The dividend distributed and yet to be distributed to Royal Dutch for 2002 was €3,317 million. When administrative expenses have been deducted and interest income has been added, profit after taxation for the year 2002 amounts to €6,004 million (2001: €7,282 million).

Royal Dutch's 60% interest in the Group net assets, expressed in dollars, has been translated into euros at the year-end rate. The amount thus obtained should be regarded as a reflection of the dollar value of Royal Dutch's interest in the Group assets and liabilities.

The full Annual Accounts, as drawn up by the Board of Management and approved by the Supervisory Board, will be submitted to the General Meeting of Shareholders to be held on April 23, 2003 together with the proposal of the Supervisory Board that these Annual Accounts be finalised by the General Meeting and the final dividend for 2002 be declared at €1.00 on each of the outstanding ordinary shares (excluding the shares acquired and held by the Company in its own capital). The total dividend for 2002, including the interim dividend of €0.72 already made payable in 2002, will thus amount to €1.72 on each of the said shares. The Supervisory Board will further propose to the General Meeting that the Managing Directors be discharged of responsibility in respect of their management and the members of the Supervisory Board for their supervision for the year 2002.

Report of the Independent Auditors
The Report of the Independent Auditors on the Summary Annual Accounts contained in this Report is set out on page 9. The Report of the Independent Auditors on the full Annual Accounts of the Company for the year 2002 was unqualified.

The Hague, March 5, 2003

Summary Annual Accounts

Profit and Loss Account

€ million

	Note	2002	2001	2000
Share in the net income of companies of the Royal Dutch/Shell Group	3	5,989	7,265	8,272
less Administrative expenses		5	6	4
		5,984	7,259	8,268
Interest income		28	33	24
Profit before taxation		6,012	7,292	8,292
less Taxation		8	10	7
Profit after taxation		6,004	7,282	8,285

Statement of Appropriation of Profit

€ million

	2002	2001	2000
Profit after taxation	6,004	7,282	8,285
Taken from/(to) Statutory investment reserve	(2,672)	(1,117)	(2,578)
Undistributed profit at beginning of year	2,670	2,701	402
Repurchase of share capital	(847)	(2,654)	–
Unclaimed dividends forfeited	1	1	1
Available for distribution	5,156	6,213	6,110
less Interim dividend[a]	1,506[b]	1,501	1,436
Final dividend	2,084[b c]	2,042	1,973
	3,590	3,543	3,409
Undistributed profit at end of year	1,566	2,670	2,701

a Including 4% cumulative preference dividend amounting to €26,880 on priority shares (2000 and 2001: €27,227).

b No dividends are paid on ordinary shares acquired and held by the Company in its own capital.

c Proposed final dividend, subject to finalisation by the General Meeting of Shareholders to be held on April 23, 2003.

Earnings per ordinary share[a]

€

	2002	2001	2000
Net income/profit after taxation	2.87	3.44	3.86

The earnings per share amounts shown above are directly related to profit after taxation. In the opinion of the Board of Management, these are the most meaningful since they reflect the full entitlement of the Company in the income of Group companies. The earnings per share calculation includes shares held to back share options. There is no difference between basic and diluted earnings per share.

a On weighted average 2,092,718,616 shares in issue during the year 2002 (2001: on 2,119,873,567 and 2000: on 2,144,296,352 shares in issue). For this purpose shares repurchased under the buyback programme are deemed to have been cancelled on purchase date.

Balance Sheet[a]

€ million

	Note	Dec 31 2002	Dec 31 2001
Fixed assets			
Financial fixed assets			
Investments in companies of the Royal Dutch/Shell Group		34,934	38,431
Current assets			
Receivables			
Dividends receivable from companies of the Royal Dutch/Shell Group		2,982	4,111
Other receivables		36	23
Cash and cash equivalents		589	549
		3,607	4,683
Current liabilities			
Final dividend		2,084[b]	2,042
Other liabilities		11	9
		2,095	2,051
Current assets less current liabilities		1,512	2,632
Total assets less current liabilities		36,446	41,063
Shareholders' equity			
Paid-up capital	4		
Ordinary shares		1,175	1,206
Priority shares		1	1
		1,176	1,207
Share premium reserve		1	1
Investment reserves			
Statutory		23,001	25,485
Currency translation differences		(2,371)	(4,306)
Other		13,058	16,006
		33,688	37,185
Other statutory reserves		15	–
Undistributed profit		1,566	2,670
		36,446	41,063

a The appropriation of profit has already been incorporated in the Balance Sheet.

b Proposed final dividend, subject to finalisation by the General Meeting of Shareholders to be held on April 23, 2003.

Statement of Cash Flows

€ million

	2002	2001	2000
Returns on investments and servicing of finance			
Dividends received from Group companies	4,446	6,342	3,352
Interest received	32	30	26
Other	(5)	(5)	–
Net cash inflow/(outflow) from returns on investments and servicing of finance	4,473	6,367	3,378
Taxation			
Tax (paid)/recovered	(8)	(14)	(3)
Financing			
Repurchase of share capital, including expenses	(889)	(2,700)	–
Dividends paid	(3,536)	(3,459)	(3,283)
Increase/(decrease) in cash and cash equivalents	40	194	92
Cash at January 1	549	355	263
Cash at December 31	589	549	355

Notes to the Summary Annual Accounts

1 Summary Annual Accounts

These Summary Annual Accounts are an abridged version of the full Annual Accounts, which have been prepared in accordance with legal requirements and generally accepted accounting principles in the Netherlands, and which are published in the full Annual Report and Accounts 2002 of Royal Dutch Petroleum Company. For a better understanding of the Company's financial performance and position, the reader should consult the full Annual Accounts.

2 Accounting policies

The investments in and the share in the net income of companies of the Royal Dutch/Shell Group are accounted for by the equity method. Royal Dutch's investments in the companies of the Royal Dutch/Shell Group are stated at an amount equal to the 60% share in Group net assets, translated into euros at the year-end rate, whereas results for the year are translated at average rates for the quarters. Currency translation differences arising from translating the investments in companies of the Royal Dutch/Shell Group are taken to Investment reserves. Administrative expenses, Interest income and Taxation are stated at the amounts attributable to the respective financial years. For accounting policies used by the Group, reference is made to the full Annual Report and Accounts 2002.

3 Share in the net income of companies of the Royal Dutch/Shell Group

The amount dealt with under this heading in the Profit and Loss Account has been calculated as 60% of the net income of the Royal Dutch/Shell Group as presented in the Group Summary Financial Statements on pages 21 and 22. The dividend for 2002 distributed and yet to be distributed from Group companies to Royal Dutch amounted to €3,317 million (2001: €6,148 million). Net income has been translated into euros using average rates of the quarters of the year.

4 Share capital

The authorised capital as laid down in the Articles of Association is expressed in euros and amounts to €1,792,000,000. The authorised share capital is divided into 3,198,800,000 ordinary shares with a par value of €0.56 each and 1,500 priority shares with a par value of €448 each. The movements in issued and paid-up capital during 2002 were as follows:

Share capital

	Number of shares	€
Ordinary shares of N.fl.1.25		
At beginning of year	2,126,647,800	1,206,288,373
Redenomination to €0.56		(15,365,605)
Cancelled during 2002	(27,362,800)	(15,323,168)
At end of year	2,099,285,000	1,175,599,600
Priority shares of N.fl.1,000		
At beginning of year	1,500	680,670
Redenomination to €448		(8,670)
At end of year	1,500	672,000
Total ordinary and priority shares at end of year	**2,099,286,500**	**1,176,271,600**

5 Share buyback

In the period between the General Meeting of Shareholders held on May 16, 2002 and March 5, 2003 the Company acquired 15,785,000 shares under the share buyback programme.

Report of the Independent Auditors

We have examined the Summary Annual Accounts set out on pages 8 and 9, which have been derived from the full Annual Accounts of Royal Dutch Petroleum Company for the year 2002. The preparation of the Summary Annual Accounts is the responsibility of the Company's management.

We conducted our examination in accordance with generally accepted auditing standards in the Netherlands.

Based on our examination, we confirm that the Summary Annual Accounts are consistent in all material respects with the full Annual Accounts of Royal Dutch Petroleum Company for the year ended December 31, 2002, on which we have issued an unqualified opinion dated March 5, 2003. For a better understanding of the Company's financial performance and position and the scope of the audit performed, the Summary Annual Accounts should be read in conjunction with the full Annual Accounts and our audit report thereon.

KPMG Accountants N.V.
The Hague, March 5, 2003

Structure of the Royal Dutch/Shell Group


Shareholders
Royal Dutch Petroleum Company
Netherlands
60%
Shell Petroleum N.V.
Netherlands
advice and services
Shareholders
The "Shell" Transport and Trading Company, p.l.c.
United Kingdom
40%
The Shell Petroleum Company Limited
United Kingdom

Shareholders
There are some 740,000 shareholders of Royal Dutch Petroleum Company and some 250,000 shareholders of The "Shell" Transport and Trading Company, p.l.c. Shares of one or both companies are listed and traded on stock exchanges in eight European countries (Austria, Belgium, France, Germany, Luxembourg, the Netherlands, Switzerland and the UK) and in the USA.

Parent Companies
As Parent Companies, Royal Dutch Petroleum Company (Royal Dutch) and The "Shell" Transport and Trading Company, p.l.c. (Shell Transport) do not themselves directly engage in operational activities. They are public companies; Royal Dutch is domiciled in the Netherlands, Shell Transport in the UK.

The Parent Companies own the shares in the Group Holding Companies but are not themselves part of the Royal Dutch/Shell Group of Companies. They appoint Directors to the Boards of the Group Holding Companies, from which they receive income in the form of dividends. The Parent Companies derive most of their income in this way. Royal Dutch has a 60% interest in the Group and Shell Transport has a 40% interest.

Royal Dutch/Shell Group of Companies
The numerous companies in which Royal Dutch and Shell Transport own investments are collectively referred to as the Royal Dutch/Shell Group of Companies.

The Group has grown out of an arrangement made in 1907 between Royal Dutch and Shell Transport, by which the two companies agreed to merge their interests on a 60:40 basis while keeping their separate identities.

Group Holding Companies
Shell Petroleum N.V. and The Shell Petroleum Company Limited between them hold, directly or indirectly, all Group interests in the Service Companies and the Operating Companies.

The companies in which Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c. directly or indirectly own investments are separate and distinct entities. But in this Report the collective expressions "Shell", "Group" and "Royal Dutch/Shell Group of Companies" are sometimes used for convenience in contexts where reference is made to the companies of the Royal Dutch/Shell Group in general. Likewise the words "we", "us" and "our" are used in some places to refer to companies of the Royal Dutch/Shell Group in general, and in others to those who work in those companies. Those expressions are also used where no useful purpose is served by identifying a particular company or companies.

Service Companies

Operating Companies

In more than 145 countries and territories around the world, the companies of the Royal Dutch/Shell Group are engaged in the business of Exploration and Production, Gas & Power, Oil Products, Chemicals and Renewables as well as Other Activities.

The management of each Operating Company is responsible for the performance and long-term viability of its own operations, but it can draw on the experience of the Service Companies and, through them, of other Operating Companies.

Exploration and Production

Shell companies have been exploring for and producing hydrocarbons for over a century. Today Exploration and Production (EP) companies have interests and ventures in over 40 countries. Sometimes known as the "upstream" business, the activities in EP extend from exploring, drilling and assessing new sources for hydrocarbon reserves; executing projects for development of those reserves; planning and running production operations to ultimately decommissioning when the operation has run its course. Technology, entrepreneurial skills and operational excellence are key enablers to these activities.

Service Companies
The main business of the Service Companies is to provide advice and services to other Shell companies.

Gas & Power

Gas is the cleanest conventional fuel. Shell processes and transports natural gas, develops power plants and markets natural gas and electricity to a wide range of customers. Shell has pioneered the development of the liquefied natural gas (LNG) industry and has a leading market position with interests in five LNG projects and a number of expansions and new plants under development. Gas & Power also has interests in natural gas pipelines, power generation (mostly through our InterGen joint venture), marketing and trading activities and is a leader in Gas to Liquids technology.

Oil Products

Oil Products encompasses all the activities which transform crude oil from the wellhead into Shell products for customers. It has an interest in more than 50 refineries worldwide and markets fuels for the automotive, aviation and marine sectors, along with heating oils, industrial and consumer lubricants, speciality products such as bitumen and liquefied petroleum gas (LPG) and technical services. Oil Products serves some 25 million retail customers a day through 55,000 service stations and has the world's largest single branded retail network. Shell Global Solutions brings our technology and experience to market by providing industry customers with innovative solutions to improve their performance.

Chemicals

Chemicals produces and sells petrochemical building blocks and polyolefins to industrial customers globally. Chemicals' products make an important contribution to many aspects of modern life. They are widely used in plastics, coatings and detergents which in turn are used in products such as fibres and textiles, thermal and electrical insulation, medical equipment and sterile supplies, computers, lighter and more efficient vehicles, paints and biodegradable detergents.

Renewables and Other Activities

Renewables is developing the Group's renewable energy portfolio, focusing on two principal areas – solar and wind energy. The business manufactures solar energy systems in Europe and the USA and markets these globally. In wind energy the business develops and operates wind parks, focusing on Europe and the USA, and sells "green" electricity.

Shell Consumer focuses on identifying and developing new scalable consumer and financial product offerings.

Shell Hydrogen invests in hydrogen and fuel cell technologies to build a leading position for the Group in the hydrogen economy.

Shell Trading is a global trading organisation which utilises the Group's trading skills across the Oil Products and Gas & Power businesses and in chemical feedstocks trading.

Business Highlights

Exploration and Production



Walter van de Vijver
Chief Executive

- Acquisition of Enterprise Oil adding production of 240,000 barrels of oil equivalent per day.
- Combined oil and gas production for the year of four million barrels of oil equivalent per day, the highest in recent years.
- Exploration successes including significant finds in the USA, Kazakhstan, Nigeria, Brazil, Malaysia and Ireland.
- The Athabasca Oil Sands Project in Canada (bitumen production at Muskeg River Mine) and EA in Nigeria (the first significant shallow offshore production in Nigeria) both began production in late 2002. Five new fields in the North Sea also came on stream in 2002.
- Declaration of the Kashagan field in Kazakhstan as commercial.

Gas & Power



Linda Cook
Chief Executive

- Record LNG sales of 9.1 million tonnes, an increase of 2.6% over 2001.
- Early completion of Train 3 at Nigeria LNG and approval for a further two-train expansion project.
- Selection of the North West Shelf joint venture in Australia (Group interest 22%) to supply the first LNG sales to China through the Guangdong terminal.
- Selection of Shell as 30% partner in Venezuela's proposed Mariscal Sucre LNG project.
- The first two of four planned LNG carriers were commissioned.
- Start of operation of power plants in Turkey, Egypt and Mexico.
- Studies for Gas to Liquids projects in the Middle East progressed.
- Portfolio divestments in Europe, Asia and North America.

Oil Products



Paul Skinner
Chief Executive

- Extended the Group's lead in global unit earnings over key competitors in an extremely challenging business environment.
- Further expanded the introduction of differentiated retail fuels and maintained world-leading share of brand preference among motorists.
- Completed the acquisition of Pennzoil-Quaker State Company; and Texaco interests in the Equilon and Motiva joint ventures in the USA.
- Moved to 100% ownership of the 50:50 joint venture with RWE-DEA in Germany.
- Progressed the capture of synergies and benefits from recent acquisitions and made further reductions in operating costs.
- Awarded Armbrust "World's Best Jet Fuel Marketer" for the third time in five years.







Searches for, finds and produces crude oil and natural gas. Builds and operates the infrastructure needed to deliver hydrocarbons to market.

Liquefies and transports natural gas, develops gas markets and infrastructure, develops gas-fired power plants and engages in the marketing and trading of natural gas and electricity. Converts natural gas to liquids to provide clean fuels.

Markets transportation fuels, lubricants and speciality products. Refines, supplies, trades and ships crude oil and petroleum products. Provides technical consultancy services.



Chemicals

Jeroen van der Veer
Chief Executive

- Established a single marketing and supply company for Europe designed to improve speed and efficiency for customers and suppliers.
- Focused on growth and costs, exceeding 3% reduction in underlying unit costs.
- Decision to proceed with construction of the $4.3 billion Nanhai petrochemicals complex in southern China.
- Completed a new olefins and alcohols unit at the Geismar plant in Louisiana, consolidating an industry leadership position in these products.
- Strengthened the portfolio through the completion of a styrene monomer/ propylene oxide business unit in Singapore, and a benzene plant at Moerdijk, the Netherlands.

Renewables

Karen de Segundo
Chief Executive

- Acquired the Siemens Solar business making the Group's Renewables business one of the largest global solar enterprises.
- Integration of the product portfolios and sales networks is now complete giving Shell a solar presence in over 90 countries.
- In rural solar electrification new business was secured in China; and in Sri Lanka over 15,000 customers are now connected.
- In wind energy two new wind parks were commissioned in California bringing the overall portfolio to 240MW.
- Business development activity is bringing forward wind projects in Europe where Renewables plans to be a major player, especially in the offshore market.

Other Activities:

Shell Consumer

- Expansion of the car servicing business including the purchase of Max Auto Express, the leading fast-fit network in Thailand.

Shell Hydrogen

- Strengthened the hydrogen technology portfolio through the acquisition of an equity stake in QuestAir Technologies Inc, Canada, which develops hydrogen purification systems.
- Partnership project in Japan to build Tokyo's first hydrogen refueling station.

Shell Trading

- Established a significant presence in the US oil market after the Group's acquisition of Texaco interests in the Equilon and Motiva joint ventures.

— Oil pipeline
— Gas pipeline
— Electricity
Feedstock











Produces and sells petrochemical building blocks and polyolefins globally.

Generates "green" electricity and provides renewable energy solutions. Develops and operates wind parks; manufactures and markets solar systems.

Other Activities include: Shell Consumer, Shell Hydrogen and Shell Trading.

The Boards of the Parent Companies

The members of the Supervisory Board and the Board of Management of Royal Dutch Petroleum Company and the Directors and Managing Directors of The "Shell" Transport and Trading Company, p.l.c. meet regularly during the year to discuss reviews and reports on the business and plans of the Royal Dutch/Shell Group.


Sir Philip Watts


Jeroen van der Veer


Teymour Alireza

Shell Transport Board of Directors

Sir Philip Watts
Chairman and Managing Director

Paul Skinner
Managing Director

Teymour Alireza
Sir Peter Burt
Dr Eileen Buttle
Luis Giusti
Nina Henderson
Sir Peter Job
Sir John Kerr
Sir Mark Moody-Stuart
Lord Oxburgh

Royal Dutch Supervisory Board

Aad Jacobs
Chairman

Maarten van den Bergh
Jonkheer Aarnout Loudon
Professor Hubert Markl
Professor Joachim Milberg
Lawrence Ricciardi
Henny de Ruiter
Jan Timmer

Royal Dutch Board of Management

Jeroen van der Veer
President and Managing Director

Malcolm Brinded
Managing Director

Walter van de Vijver
Managing Director


Luis Giusti


Jonkheer Aarnout Loudon


Lawrence Ricciardi


Maarten van den Bergh


Malcolm Brinded


Sir Peter Burt


Dr Eileen Buttle


Nina Henderson


Aad Jacobs


Sir Peter Job


Sir John Kerr


Professor Hubert Markl


Professor Joachim Milberg


Sir Mark Moody-Stuart


Lord Oxburgh


Henny de Ruiter


Paul Skinner


Jan Timmer


Walter van de Vijver

Group Managing Directors and Principal Executives

The members of the Board of Management of Royal Dutch and the Managing Directors of Shell Transport are also members of the Presidium of the Board of Directors of Shell Petroleum N.V. and Managing Directors of The Shell Petroleum Company Limited (the Group Holding Companies).

They are generally known as Group Managing Directors and are also appointed to the Committee of Managing Directors (CMD), which considers and develops objectives and long-term plans.

Group Managing Directors	Business and functional responsibilities	Geographical responsibilities	Principal executives	
Sir Philip Watts Chairman of CMD	Finance Human Resources International Directorate Legal Strategic Planning, Sustainable Development and External Affairs	USA	**Finance** Judy Boynton Director Tim Morrison Controller Neil Gaskell Treasurer Patrick Ellingsworth Taxation **Human Resources** John Hofmeister Director	**International Directorate** John Withrington Director **Legal** Pieter Folmer Director **Strategic Planning, Sustainable Development and External Affairs** Lynn Elsenhans Director
Jeroen van der Veer Vice-Chairman of CMD	Chemicals Renewables Shell Hydrogen Group Research	Balkans and Caspian Middle East North Africa Russia South Asia	**Chemicals** Jeroen van der Veer* Chief Executive Fran Keeth Rosemarie Mecca Scott Roberts James Smith Neil Sullivan Mike Wilkinson Rein Willems	**Renewables** Karen de Segundo Chief Executive **Shell Hydrogen** Don Huberts Chief Executive **Group Research** Peter Kwant Group Research Advisor
Malcolm Brinded	Gas & Power Shell Trading Information Technology	Australasia East Asia	**Gas & Power** Linda Cook Chief Executive Renger Bierema Michael O'Callaghan Marvin Odum Guy Outen Ann Pickard Liz Rayner Charles Watson Peter de Wit	**Shell Trading** Mike Warwick President **Information Technology** Mike Rose Group Chief Information Officer
Paul Skinner	Oil Products Shell Consumer	Canada Europe	**Oil Products** Paul Skinner Chief Executive David Beer Ron Blakely Greg Lewin Haw-Kuang Lim Adrian Loader	Hugh Mitchell Rob Routs Leslie Van de Walle Mark Williams John Wills **Shell Consumer** Charles Harrison Chief Executive
Walter van de Vijver	Exploration and Production Contracting and Procurement	Central America South America Sub-Saharan Africa	**Exploration and Production** Walter van de Vijver Chief Executive Matthias Bichsel Lorin Brass Frank Coopman John Darley Carol Dubnicki	Dominique Gardy Zaharuddin Megat Bob Sprague Brian Ward **Contracting and Procurement** Kees Linse Head of Contracting and Procurement

* Jeroen van der Veer succeeded Evert Henkes as Chief Executive in January 2003.

Shell Around the World

The following key indicates the nature of the operations carried out during the year in each listed country or territory:

- □ Exploration
- □ Production
- □ Downstream natural gas/power generation
- □ Refining
- □ Marketing – Oil Products
- □ Chemicals – manufacturing/marketing
- □ Renewables
- □ Consumer
- □ Hydrogen
- Trading

With over 115,000 employees in more than 145 countries and territories around the world, the companies that comprise the Royal Dutch/Shell Group are engaged in the business of Exploration and Production, Gas & Power, Oil Products, Chemicals, Renewables and Other Activities.



Europe

Country	Operations
Austria	□□ □
Belgium	□ □□
Bulgaria	□
Croatia	□
Czech Republic	□□
Denmark	□□□□□
Estonia	□
Finland	□
France	□□□
Germany	□□□□□□□
Gibraltar	□
Greece	□ □□□
Hungary	□
Iceland	□ □
Ireland, Republic of	□ □□
Italy	□□□□□□
Latvia	□
Lithuania	□
Luxembourg	□ □
Netherlands	□□□□□□□□□
Norway	□□□□□ □□□
Poland	□□
Portugal	□ □
Romania	□
Slovak Republic	□
Slovenia	□
Spain	□ □□
Sweden	□□ □
Switzerland	□
Turkey	□□□□ □
United Kingdom	□□□□□□□□□
Yugoslavia	□

Commonwealth of Independent States

Country	Operations
Azerbaijan	□ □
Kazakhstan	□ □
Russia	□□□ □□
Turkmenistan	□
Ukraine	□

Africa

Country	Operations
Angola	□
Benin	□
Botswana	□
Burkina Faso	□
Cameroon	□□ □□
Cape Verde Islands	□
Congo	□
Côte d'Ivoire	□□□
Democratic Republic of Congo	□
Djibouti	□
Egypt	□□□ □
Eritrea	□
Ethiopia	□
Gabon	□□ □□
The Gambia	□
Ghana	□
Guinea	□
Guinea-Bissau	□
Kenya	□□□
Lesotho	□
Madagascar	□
Mali	□
Mauritius	□
Morocco	□ □□□
Mozambique	□
Namibia	□
Nigeria	□□□ □
Réunion	□
Rwanda	□
Senegal	□□
South Africa	□□□□□
Sudan	□
Swaziland	□
Tanzania	□
Togo	□
Tunisia	□
Uganda	□
Zimbabwe	□□

Middle East and South Asia

Country	Operations
Bangladesh	□□ □
India	□ □□□
Iran	□ □
Jordan	□□
Oman	□□□ □
Pakistan	□□ □□
Saudi Arabia	□□□
Sri Lanka	□ □
Syria	□ □
United Arab Emirates	□□□ □□
Yemen	□

Asia Pacific

Country	Operations
Australia	□□□□□□ □
Brunei	□□□□□
Cambodia	□
China	□□□ □□□
Cook Islands	□
Fiji	□
Guam	□
Indonesia	□□
Japan	□□□□□ □
Laos	□
Malaysia	□□□□□□
New Caledonia	□
New Zealand	□□ □□□
Noumea	□
Palau	□
Papua New Guinea	□
Philippines	□□□□□□□
Saipan	□
Singapore	□□□□□
South Korea	□□
Taiwan	□□□
Thailand	□□ □□□ □
Tonga	□
Vanuatu	□
Vietnam	□□

Americas

Country	Operations
Argentina	□□ □□□□□
Bahamas	□
Barbados	□
Belize	□
Bermuda	□
Bolivia	□ □
Brazil	□□□ □□
British Antilles	□
Canada	□□□□□□ □
Chile	□□□
Colombia	□ □□
Costa Rica	□
Dominican Republic	□□
Ecuador	□
El Salvador	□□
French Antilles & Guiana	□□
Grenada	□
Guatemala	□
Guyana	□
Haiti	□
Honduras	□
Jamaica	□□
Mexico	□ □□
Netherlands Antilles	□
Nicaragua	□
Panama	□
Paraguay	□ □
Peru	□
Puerto Rico	□□
St. Kitts and Nevis	□
St. Lucia	□
St. Vincent	□
Surinam	□
Trinidad and Tobago	□ □
Uruguay	□ □
USA	□□□□□□□□□
Venezuela	□□ □□

Strategic Direction

The Group aims to be the world leader in energy and petrochemicals. We intend to deliver superior total shareholder returns in our industry through:

Delivering robust profitability – solid earnings, competitive returns and strong cash generation resilient to a broad range of economic and geopolitical conditions. We achieve this through capital discipline, active portfolio management, personal accountability, operational excellence and cost leadership.

Demonstrating competitive edge – developing and leveraging our ability to attract people of the highest calibre and diversity; constantly innovating to meet changing customer needs; and leveraging the strongest brand in our industry, our technology and our extensive global reach. We operate in full alignment with our Business Principles, including our commitment to sustainable development, and view this as critical to maintaining our competitive edge.

Robust profitability and competitive edge fuel value growth – moving the Group towards its aspired portfolio, which comprises:

- growing the proportion of Exploration and Production and Gas & Power assets in the Group's portfolio;
- a gradual shift towards gas as the fuel of choice;
- profitable growth and cash generation in Oil Products and Chemicals;
- development of a material new income stream; and
- increased exposure in North America, Asia and offshore Africa.

Financial targets underpin this portfolio direction. A key financial objective is to deliver a level of return, at a $16/bbl Brent oil price, that enables the Group to generate enough cash to fund the current dividend and to re-invest in attractive projects at a rate that ensures future dividend growth.


Exploration and Production
Gas & Power
Oil Products
Chemicals
Renewables and Other Activities

Strategy	Outlook
Maintaining growth in long-term value and delivering profitability will continue to be key priorities. These will be delivered through focus on cost leadership, technical and operational excellence, investment discipline, active portfolio management and production growth. There will also be increased emphasis on globalising our processes and reinforcing personal accountability. We will use the quality of our business relationships, technology and people to obtain maximum competitive advantage. This will help to position Shell as the preferred partner for both resource holders and other industry players.	Oil demand has been static for the past two years, and limited global economic recovery in 2003 is expected to lead to only a modest increase in demand. Continuing political and economic uncertainty means crude oil prices are likely to remain volatile. Gas demand, particularly for power generation, is expected to continue to grow, but will reflect weak economic conditions in most major markets. Natural gas prices in the USA are expected to remain above historic pre-2000 levels, whilst prices in other major markets are expected to retain an oil price linkage.
The advantages of natural gas as a clean and efficient fuel will continue to drive growth and offer business opportunities. Gas & Power will increase its business value and maintain its industry-leading positions, especially in LNG, through leveraging upstream positions, market access and cost leadership. The business will continue to develop new technologies and make selective enabling investments in midstream and power generation. Marketing and trading activities will be expanded in liberalising markets to maximise the value of equity gas.	The rate of growth for natural gas demand is expected to continue to outstrip that of oil over the next decade. In the near term however, new demand for natural gas and gas-fired power generation will remain weak in some markets, due to economic conditions and uncertainty. Longer term, natural gas remains the environmentally preferred fuel for power generation and will also be used in conversion to ultra-clean liquid fuels. The outlook for LNG demand is promising, especially given the potential for increased access to the North American market. The downstream gas and power business environment is complex and changing rapidly. Liberalisation and the collapse of many key industry players are creating challenges and opportunities for businesses like Gas & Power.
Continue to focus on ways of meeting the needs of millions of Shell customers around the world. Accelerate the roll-out of innovative customer offerings including differentiated retail fuels. Progress the capture of synergies and benefits from the acquisitions of the Pennzoil-Quaker State Company and Texaco assets in the USA, and DEA in Germany. Pursue cost-reduction programmes while remaining committed to further improvement in environmental performance and continued development of the employee talent base.	A small increase in global oil demand is expected in 2003, although this is dependent on the pace of world economic recovery, and in particular the situation in the USA. Continued economic recovery would be expected to lead to modest improvements in refining margins in the USA and Europe from the low levels of 2002. Refining margin levels in Asia Pacific are likely to continue to be depressed by surplus refinery capacity in the region. Marketing margins will remain subject to competitive pressures in individual markets and to the direction of oil price and exchange rate movements.
Through simplified global processes, Shell chemical companies are seeking to be the best all round long-term performers in petrochemicals. Portfolio actions will be tightly focused on petrochemicals building blocks and polyolefins. Lower total delivered cost will be achieved through a combination of advantaged feed, scale, integration and technology. Customer value propositions will be enhanced through global reach and e-business. The commitment to contribute to sustainable development will be maintained to ensure longer-term value creation.	Industry conditions are expected to improve from some of the toughest in 20 years. Operating rates were at historically low levels in 2001 with some recovery in 2002. The outlook remains volatile and further improvement in 2003 will depend upon global economic growth leading to higher product demand against a background of limited investment in additional industry capacity. The Asia Pacific region remains the main source of greatest anticipated growth. Enhanced customer service, low cost and volume growth remain the central contributors to business resilience in a demanding climate.
Renewables will continue to participate in the development of renewable sources of energy with a focus on solar and wind, positioning the Group for competitive advantage when these technologies become material energy sources. Shell Consumer, reorganised at the beginning of 2002, seeks to leverage the Shell brand more widely in the consumer market, with the objective of creating new income streams and of supporting the Group's established businesses with innovative consumer and financial products. The Hydrogen business works to develop technology that could allow hydrogen and fuel cells to become commercially attractive.	Renewables expects wind energy and solar to continue to grow at over 15% per annum as they have done over the last 10 years, driven by market support programmes which favour indigenous production of emission-free energy sources. Shell Consumer sees opportunities to build on the expanded car servicing and retail energy businesses, and to develop a broader range of offerings around credit cards and other consumer products. Shell Hydrogen is supporting projects to develop hydrogen vehicles and technological improvements in the storage of hydrogen, which could help to make it a more commercially attractive fuel.

Summary Operational and Financial Review

Summary of Group Results

Financial Results

			$ million
	2002	2001	2000
Net income	**9,419**	10,852	12,719
Change	***-13%***	*-15%*	*+48%*
Earnings on an estimated current cost of supplies (CCS) basis	**8,922**	11,552	12,364
Change	***-23%***	*-7%*	*+64%*
Special credits/(charges)	**(296)**	(432)	(747)
Adjusted CCS earnings[a]	**9,218**	11,984	13,111
Change	***-23%***	*-9%*	*+85%*

a Earnings on an estimated CCS basis excluding special items.

To facilitate a better understanding of the underlying business performance, the financial results are analysed on an estimated current cost of supplies (CCS) basis adjusting for special items, being those significant credits or charges resulting from transactions or events which, in the view of management, are not representative of normal business activities of the period and which affect comparability of earnings. It should be noted that adjusted CCS earnings is not a measure of financial performance under generally accepted accounting principles in the Netherlands and the USA.

The Group's adjusted CCS earnings for the year were $9,218 million, showing a 23% decline on 2001. Despite a 6% increase in production volumes, earnings in Exploration and Production were weakened by lower gas realisations, higher depreciation and costs, as well as changes to the UK tax regime. Earnings were substantially affected in Gas & Power by lower LNG prices and in Oil Products by historically low refining margins and weaker marketing margins. Chemicals' earnings were sharply up reflecting improved volumes and margins, lower costs and an incremental fiscal benefit of $37 million. The target of reducing underlying unit costs by 3% was exceeded by $100 million, with total actual savings of over $600 million. Reported net income fell by 13% to $9,419 million including net special charges of $296 million.

Four major acquisitions were completed; Enterprise Oil (Enterprise) in the UK, DEA Oil (DEA) in Germany, and in the USA Pennzoil-Quaker State and Texaco's interests in Equilon and Motiva. Total investment in these acquisitions, including acquired debt, was over $16 billion. Excellent progress has been made on realising the benefits of synergies, with approximately $370 million delivered in 2002.

Total capital investment for the year amounted to $24.6 billion including acquisitions. Excluding major acquisitions, capital investment totalled $14.2 billion. The return on average capital employed on a CCS earnings basis was 14.0%. At the end of the year, the debt ratio was 23.6% and cash, cash equivalents and short-term securities amounted to $1.6 billion.

Hydrocarbon production was the highest in recent history at four million barrels of oil equivalent per day. Brent crude prices averaged $25.05 a barrel compared with $24.45 a barrel in 2001. Production constraints in some countries led to a steady price increase in the first three quarters of the year. Prices subsequently weakened only to rebound to $30 a barrel at the end of the year when Venezuelan supply was disrupted. The crude price outlook for 2003 is highly uncertain and prices are expected to be volatile and impacted by developments in the Middle East and Venezuela.

In Gas & Power, the LNG business continued to grow delivering record volumes, although lower prices led to a decline in earnings. Global demand for LNG remained firm and expansion of existing projects and the securing of long-term supply contracts, especially in Asia Pacific, will provide for future growth.

Industry refining margins over the year were poor, at their lowest for a decade, while marketing margins were squeezed by rising crude prices. The outlook for refining margins in 2003 is uncertain and dependent on crude supply and the pace of global economic recovery. Integration of the Texaco interests and Pennzoil-Quaker State is vital to realising the potential of Oil Products in the USA.

Chemicals saw some signs of improvement in the business environment but it was still a very challenging year due to difficult trading conditions, particularly in the USA. Industry utilisation remained flat in Europe but improved in the USA from historically low levels in 2001. Cracker margins in both regions were down from a year ago. The outlook for Chemicals is mixed and will depend on economic recovery and improvement in consumer confidence levels.

Crude oil prices
Brent Blend: average monthly spot prices
$ per barrel



35
30
25
20
15
10
5
0
93 94 95 96 97 98 99 00 01 02

Segment earnings on a CCS basis
$ million



901
7,561
12,364
11,552
8,922
12,000
10,000
8,000
6,000
4,000
2,000
0
(2,000)
98 99 00 01 02
Exploration and Production
Gas & Power
Oil Products
Chemicals
Corporate, Other and Minority interests

Gross sales proceeds
$ billion



138
150
192
177
236
250
200
150
100
50
0
98 99 00 01 02
Exploration and Production
Gas & Power
Oil Products
Chemicals
Corporate and Other

Report of the Independent Auditors

To Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c.

We have reviewed the Summary Financial Statements, set out on pages 21 and 22, which have been derived from the full 2002 Financial Statements of the Royal Dutch/Shell Group of Companies. The preparation of Summary Financial Statements is the responsibility of management.

Based on our review, we confirm that the Summary Financial Statements are consistent in all material respects with the full 2002 Financial Statements of the Royal Dutch/Shell Group of Companies which we have audited in accordance with generally accepted auditing standards in the Netherlands and the United States and on which we have issued an unqualified opinion dated March 5, 2003.

KPMG Accountants N.V., The Hague

PricewaterhouseCoopers LLP, London
March 5, 2003

Summary Financial Statements

These Summary Financial Statements are an abridged version of the Financial Statements of the Royal Dutch/Shell Group of Companies. They do not contain sufficient information to allow a thorough understanding of the Financial Statements and the state of affairs of the Royal Dutch/Shell Group of Companies. For further information, consult the full Annual Report and Accounts, a copy of which may be obtained free on request. (See back cover for contact addresses.)

Summarised Statement of Income			$ million
	2002	2001	2000
Sales proceeds	**235,598**	177,281	191,511
Sales taxes, excise duties and similar levies	**56,167**	42,070	42,365
Net proceeds	**179,431**	135,211	149,146
Cost of sales	**151,214**	107,839	118,328
Gross profit	**28,217**	27,372	30,818
Selling and distribution expenses	**9,954**	7,898	7,896
Administrative expenses	**1,601**	1,244	1,137
Exploration	**991**	882	755
Research and development	**472**	387	389
Operating profit of Group companies	**15,199**	16,961	20,641
Share of operating profit of associated companies	**2,624**	3,041	3,859
Operating profit	**17,823**	20,002	24,500
Interest and other income	**758**	1,059	974
Interest expense	**1,364**	1,133	1,324
Currency exchange gains/(losses)	**(23)**	(30)	(114)
Income before taxation	**17,194**	19,898	24,036
Taxation	**7,617**	8,694	11,273
Income after taxation	**9,577**	11,204	12,763
Income applicable to minority interests	**158**	352	44
Net income	**9,419**	10,852	12,719

Summarised Statement of Assets and Liabilities

$ million

	Dec 31 2002	Dec 31 2001
Fixed assets	104,846	73,349
Other long-term assets	7,299	7,716
Current assets		
Inventories	10,298	6,341
Accounts receivable	28,687	17,467
Short-term securities	5	–
Cash and cash equivalents	1,556	6,670
Total current assets	40,546	30,478
Current liabilities: amounts due within one year		
Short-term debt	12,874	3,988
Accounts payable and accrued liabilities	32,078	18,884
Taxes payable	5,010	4,494
Dividends payable to Parent Companies	5,153	6,101
Total current liabilities	55,115	33,467
Long-term liabilities (including long-term debt)	12,935	6,347
Provisions	21,015	12,092
Minority interests	3,562	3,477
Net assets	60,064	56,160

Parent Companies' Interest in Group Net Assets

$ million

	2002	2001
Net assets at December 31	60,064	56,160
Applicable to:		
Royal Dutch (60%)	36,038	33,696
Shell Transport (40%)	24,026	22,464

Summarised Statement of Cash Flows

$ million

	2002	2001	2000
Cash flow provided by operating activities			
Net income	9,419	10,852	12,719
Depreciation, depletion and amortisation	8,454	6,117	7,885
Profit on sale of assets	(367)	(133)	(1,026)
Decrease/(increase) in net working capital	(1,047)	356	(569)
Other	(94)	(259)	(650)
	16,365	16,933	18,359
Cash flow used in investing activities			
Capital expenditure, including acquisitions	(21,109)	(9,626)	(6,209)
Proceeds from sale of assets	1,099	1,265	3,852
Other	(705)	(747)	786
	(20,715)	(9,108)	(1,571)
Cash flow used in financing activities			
Net increase/(decrease) in long-term debt	(343)	(935)	(331)
Net increase/(decrease) in short-term debt	7,058	(794)	(3,271)
Change in minority interests	421	(206)	(22)
Dividends paid to:			
Parent Companies	(6,961)	(9,406)	(5,239)
minority interests	(228)	(221)	(262)
	(53)	(11,562)	(9,125)
Parent Companies' shares: net sales/(purchases) and dividends received	(864)	(773)	(200)
Currency translation differences relating to cash and cash equivalents	153	(251)	(75)
Increase/(decrease) in cash and cash equivalents	(5,114)	(4,761)	7,388
Cash and cash equivalents at January 1	6,670	11,431	4,043
Cash and cash equivalents at December 31	1,556	6,670	11,431

Supplementary Information

Nature of the Summary Financial Statements

The Summary Financial Statements have been derived from the Financial Statements of the Royal Dutch/Shell Group of Companies. Those Financial Statements have been prepared under the historical cost convention in accordance with generally accepted accounting principles in the Netherlands and the USA.

The Financial Statements reflect an aggregation in US dollars of the accounts of companies in which Royal Dutch and Shell Transport together, either directly or indirectly, have control either through a majority of the voting rights or the right to exercise a controlling influence. Investments in companies over which Group companies have significant influence but not control are classified as associated companies and are accounted for on the equity basis. Certain joint ventures are taken up in the Financial Statements in proportion to the relevant Group interest.

Assets and liabilities of non-dollar Group companies are translated to dollars at year-end rates of exchange, whilst their statements of income and cash flows are translated at quarterly average rates. Translation differences arising on aggregation are taken directly to a currency translation differences account, which forms part of Parent Companies' interest in Group net assets.

Earnings by industry segment			$ million
	2002	2001	2000
Exploration and Production	**6,997**	8,023	10,059
Gas & Power	**774**	1,226	112
Oil Products	**2,178**	2,332	2,437
Chemicals	**489**	230	992
Corporate and Other	**(861)**	(607)	(837)
Minority interests	**(158)**	(352)	(44)
Net income	**9,419**	10,852	12,719

Capital investment			$ million
	2002	2001	2000
Capital expenditure, including acquisitions			
Exploration and Production	**13,146**	6,875	3,801
Gas & Power	**471**	313	288
Oil Products	**7,653**	1,462	1,258
Chemicals	**680**	685	726
Corporate and Other	**494**	291	136
	22,444	9,626	6,209
Exploration expense	**915**	857	753
New equity investments in associated companies	**684**	704	605
New loans to associated companies	**605**	370	556
Other investments	**-**	224	414
	24,648	11,781	8,537

Oil and gas reserves

Estimated net proved developed and undeveloped oil and gas reserves including the Group share of associated companies are set out below:

Crude oil and natural gas liquids			million barrels
	2002	2001	2000
Europe	**1,637**	1,106	1,174
Other Eastern Hemisphere	**6,706**	6,756	6,915
USA	**1,133**	1,031	1,052
Other Western Hemisphere	**657**	576	610
Total at December 31	**10,133**	9,469	9,751

Natural gas			thousand million standard cubic feet
	2002	2001	2000
Europe	**23,660**	23,770	23,857
Other Eastern Hemisphere	**23,044**	25,233	25,431
USA	**3,895**	3,709	3,489
Other Western Hemisphere	**2,839**	3,117	3,506
Total at December 31	**53,438**	55,829	56,283

Operational data

Crude oil production			thousand barrels daily
(including Group share of associated companies)	**2002**	2001	2000
Europe	**696**	547	613
Other Eastern Hemisphere	**1,130**	1,159	1,137
USA	**442**	411	417
Other Western Hemisphere	**104**	103	107
	2,372	2,220	2,274

Natural gas production available for sale			million standard cubic feet daily
(including Group share of associated companies)	**2002**	2001	2000
Europe	**3,667**	3,684	3,515
Other Eastern Hemisphere	**3,403**	3,066	2,424
USA	**1,679**	1,598	1,644
Other Western Hemisphere	**674**	661	629
	9,423	9,009	8,212

Liquefied natural gas (LNG)			million tonnes
	2002	2001	2000
Global equity LNG sales volume	**9.1**	8.9	7.5

Refinery processing intake[a]			thousand barrels daily
	2002	2001	2000
Europe	**1,761**	1,358	1,394
Other Eastern Hemisphere	**941**	1,018	971
USA	**1,064**	663	198
Other Western Hemisphere	**318**	361	360
	4,084	3,400	2,923

Oil sales[a]			thousand barrels daily
	2002	2001	2000
Gasolines	**2,786**	2,113	1,794
Kerosines	**782**	668	542
Gas/diesel oils	**2,295**	1,948	1,731
Fuel oil	**758**	707	723
Other products	**778**	707	784
Total oil products	**7,399**	6,143	5,574
Crude oil	**5,025**	4,461	3,279
	12,424	10,604	8,853

Chemicals sales: net proceeds			$ million
	2002	2001	2000
Europe	**4,086**	3,721	5,657
Other Eastern Hemisphere	**2,192**	1,659	1,921
USA	**4,710**	4,950	7,095
Other Western Hemisphere	**502**	286	532
	11,490	10,616	15,205

a Basis of reporting in 2002 has been changed to include 100% of Equilon and 50% of Motiva sales to third parties and to represent only Oil Products volumes; 2001: reported on a similar basis using ownership interest prevailing at that time; 2000: not restated and the Group share of Equilon and Motiva volumes was reported separately.

Shareholder Information

Shareholder base

The estimated geographical distribution of shareholdings in the Parent Companies at the end of 2002 was:

	Royal Dutch	Shell Transport	Combined
			%
Continental Europe	69	*	42
United Kingdom	1	97	39
USA	30	3	19
Other	*	*	*
	100	100	100

Data based on registered ownership records.

* Less than 1%.

At the end of 2002, no interests had been notified to the Company in 5% or more of the Company's issued ordinary share capital.

Number of shares

The number of outstanding ordinary shares with a par value of €0.56 at the end of 2002 was 2,099,285,000.

Share prices

Euronext Amsterdam					€
	2002	2001	2000	1999	1998
Highest	**63.20**	73.48	75.90	64.10	56.95
Lowest	**39.21**	43.72	51.51	34.90	36.57
Year-end	**41.95**	56.90	65.26	60.85	42.43

New York Stock Exchange					$
	2002	2001	2000	1999	1998
Highest	**57.30**	64.15	65.69	67.38	60.38
Lowest	**38.60**	39.75	50.44	39.56	39.75
Year-end	**44.02**	49.02	60.56	60.56	47.88

Key figures per ordinary share

					€
	2002	2001	2000	1999	1998
Dividends					
Interim	**0.72**	0.70	0.67	0.65	0.62
Final	**1.00**[a]	0.96	0.92	0.86	0.83
Total dividend	**1.72**	1.66	1.59	1.51	1.45
Net income	**2.87**	3.44	3.86	2.27	0.12
Adjusted CCS earnings (pro forma)[b]	**2.80**	3.79	3.99	1.87	1.33
Net assets[c]	**17.49**	19.54	18.50	15.91	13.47

					$
	2002	2001	2000	1999	1998
Dividends					
Interim	**0.70**	0.61	0.60	0.70	0.71
Final	d	0.88	0.80	0.77	0.89
Total dividend	d	1.50[e]	1.40	1.47	1.60
Net income	**2.71**	3.08	3.56	2.41	0.13
Adjusted CCS earnings (pro forma)[b]	**2.65**	3.40	3.67	1.98	1.47
Net assets[c]	**18.31**	17.29	17.23	15.98	15.71

For the net income per share calculation method, consult the table on Earnings per ordinary share on page 8.

a Proposed final dividend, subject to finalisation by the General Meeting of Shareholders to be held on April 23, 2003.

b Group net income is shared between Royal Dutch and Shell Transport in the proportion of 60:40. For the purpose of this pro forma calculation, adjusted current cost of supplies (CCS) earnings are also shared in the proportion 60:40.

c Based on ordinary shares in issue at December 31. For this purpose shares repurchased under the buyback programme are deemed to have been cancelled on purchase date.

d The 2002 final dividend in dollars will be determined by the dollar/euro exchange rate ruling on April 28, 2003.

e Rounded.

With effect from 1999 euro reporting was adopted instead of guilder reporting for the Annual Accounts of Royal Dutch and dividends are declared and made payable in euros. The guilder amounts for 1998 have been translated into euros using the fixed conversion rate of 2.20371.

Indexed share price
Royal Dutch/AEX index


AEX
Royal Dutch
200
150
100
50
98
99
00
01
02

Index: December 31, 1997 = 100

Indexed share price
Royal Dutch/Standard & Poor's 500 Index


S&P 500
Royal Dutch
200
150
100
50
98
99
00
01
02

Index: December 31, 1997 = 100

Total shareholder return[a] 1993–2002
%


BP
17.59
Total
16.27
ExxonMobil
12.07
Royal Dutch
11.73
ChevronTexaco
10.43
0
5
10
15
20

a Total shareholder return is calculated as the total of stock appreciation and yield from reinvested dividends before taxes. The figures above are based on quarterly reinvestment of gross dividends expressed in dollars. Data for ChevronTexaco, ExxonMobil and Total before the effective date of their respective mergers were replaced by data from the acquiring entities. Source: Bloomberg.

Financial calendar

Financial year ends	December 31, 2002
Announcements	
Full-year results for 2002	February 6, 2003
First quarter results for 2003	May 2, 2003*
Second quarter results for 2003	July 24, 2003*
Third quarter results for 2003	October 23, 2003*

Dividends – Hague Register and Bearer shares

2002 Final

Proposed dividend announced	February 6, 2003
Record date	April 23, 2003
Ex-dividend date	April 24, 2003
Payment date	May 6, 2003

2003 Interim

Announced	July 24, 2003*
Record date	July 24, 2003*
Ex-dividend date	July 25, 2003*
Payment date	September 17, 2003*

Dividends – New York Register

2002 Final

Proposed dividend announced	February 6, 2003
Ex-dividend date	April 24, 2003
Record date	April 28, 2003
Payment date	May 12, 2003

2003 Interim

Announced	July 24, 2003*
Ex-dividend date	July 25, 2003*
Record date	July 29, 2003*
Payment date	September 17, 2003*

Annual Report and Accounts 2002 and The Shell Report 2002

Publication March 21, 2003

General Meeting of Shareholders

April 23, 2003

* The dates shown are provisional and subject to final confirmation.

Investor Relations

Investor Relations in The Hague, London and New York will be pleased to answer questions and supply copies of the original Dutch Annual Report and Summary Annual Report as well as copies of the English translations. Copies of other publications (e.g. Quarterly Results Announcements or the Annual Report on Form 20-F filed with the US Securities and Exchange Commission) can also be obtained from these offices.

These publications as well as presentations for analysts and other Investor Relations information can be viewed on or downloaded from: **www.shell.com/investors**

The Hague

Shell International B.V.
Group Investor Relations
PO Box 162
2501 AN The Hague
The Netherlands
Tel: +31 (0)70 377 4540
Fax: +31 (0)70 377 3115
E-mail: ir-hague@shell.com

London

Shell International Limited
Group Investor Relations
Shell Centre
London SE1 7NA
United Kingdom
Tel: +44 (0)20 7934 3856
Fax: +44 (0)20 7934 3702
E-mail: ir-london@shell.com

New York

Shell Oil Company
1270 Avenue of the Americas
Suite 2320
New York, NY 10020
USA
Tel: +1 212 218 3113
Fax: +1 212 218 3114
E-mail: ir-newyork@shellus.com

Hague Register

Royal Dutch shareholders listed in the Hague Register who have enquiries about share ownership, changes of address or payment of dividends may contact:

N.V. Algemeen Nederlands
Trustkantoor ANT
PO Box 11063
1001 GB Amsterdam
The Netherlands
Tel: +31 (0)20 522 2510
Fax: +31 (0)20 522 2500
E-mail: registers@ant-trust.nl

New York Register

Royal Dutch shareholders listed in the New York Register who have enquiries about share ownership, changes of address or payment of dividends may contact:

Stock Transfer and Paying Agent
JPMorgan Service Center
PO Box 43013
Providence, RI 02940-3013
USA
Tel: 800 556 8639 (USA only)
+1 781 575 4328 (international)
Fax: +1 781 575 4082
Website: **www.adr.com/shareholders**

Royal Dutch Petroleum Company

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Founded on June 16, 1890

Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
Tel: +31 (0)70 377 9111

Designed and produced by Williams and Phoa, using Ringmaster®. Printed by Butler and Tanner. Cover photography by John Ross.

The manufacturer of the paper used for the cover and internal pages of the Report is accredited with the ISO 9002 Quality Assurance and ISO 14001 Environmental Management Systems and is registered under EMAS (Eco-Management and Audit Scheme). The paper carries the Nordic Swan environmental label for low emissions during manufacture.


www.shell.com

Tell us what you think – about Shell, our performance, our reports or the issues we face. Join the global debate – we value your views.

"Tell Shell" at www.shell.com/tellshell or e-mail us at tellshell@shell.com

Contact any of the addresses below for copies of publications

Shell International B.V.
FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands
Tel: +31 (0)70 377 4540 Fax: +31 (0)70 377 3115

Shell International Limited
PXXC (Publications), Shell Centre, London SE1 7NA, UK
Tel: +44 (0)20 7934 5293 Fax: +44 (0)20 7934 5555

Shell Oil Company
1270 Avenue of the Americas, Suite 2320, New York, NY 10020, USA
Tel: +1 212 218 3113 Fax: +1 212 218 3114

The Annual Report and Accounts is distributed with The Shell Report to provide a broader view of the world of Shell.




Annual Report and Accounts 2002
The Annual Reports of Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c.
Also available at
www.shell.com/annualreport



The Shell Report 2002
A review of how Group companies are living up to our Business Principles and contributing to sustainable development.
Also available at
www.shell.com/shellreport



Financial and Operational Information 1998–2002
Five years' financial and operational information about the Group, including maps of exploration and production activities. Also available at
www.shell.com/faoi




Summary Annual Report and Accounts 2002
Abridged versions of the Annual Reports of Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c.



The Shell Report 2002 Summary
Abridged version of The Shell Report.


Statement of General Business Principles

Statement of General Business Principles
Fundamental principles that govern how each Shell company conducts its affairs. Also available at
www.shell.com/sgbp

Meeting the energy challenge
The Shell Report 2002

Summary



By 2050 the world will double its use of energy. Most growth will be in developing countries, as billions of people escape from poverty. Despite greater efficiencies, demand from developed nations will continue unabated.

The daunting challenge is to satisfy these rising energy needs without damaging health, blighting local environments and threatening vital natural systems. Hence our theme this year: "Meeting the Energy Challenge".

We have asked Mark Malloch Brown, Administrator of the United Nations Development Programme, to give his perspective on the challenge (page 8). And throughout the report we show how Shell is responding, often working with governments, non-governmental organisations, local communities and industry partners.

This, the *summary of our sixth annual Shell Report*, shows the progress in 2002 of the Royal Dutch/Shell Group of Companies in contributing to sustainable development.

For the first time, we present a new way of reporting and assuring "hot spot" sites and issues. We also provide more in-depth case studies that give an insight into how Shell people are contributing to sustainable development in their daily work.

We hope this report helps you make up your mind about our progress and stimulates your thinking on practical steps that governments, industry and consumers can take to move towards a more sustainable energy system.

Find out more about our work on www.shell.com. Tell us what you think about our progress – and this report – by using the "Tell Shell" system on our website.

Contents

Don't take our word for it

KPMG and PricewaterhouseCoopers LLP, have prepared a report (page 24), summarising the assurance work completed for those elements of the Shell Report as indicated by the following symbols ⊕ ◎ ⊕. For an explanation of these symbols, see page 24. *In some cases, independent panels have also examined our* performance. We report their comments and findings. "Hot spots" are indicated by this symbol ○○.

Employee sustainable development photography contest

During 2002, we ran a photography competition in partnership with The National Geographic Society. Photographs were received from more than 40 countries on the theme of "sustainable development in action". Several of the entries, indicated by this symbol 📷, are included.

Want to know more?

Read the full Shell Report at www.shell.com/shellreport



Dear Stakeholder,

Across the world, concerns about the economic and political climate and the threat of terrorism have all combined to make us feel less secure. In these difficult times it becomes even more important that Shell companies live up to the highest standards. It is also vital that we are not blown off course by short-term pressures. Taking a long-term view is essential to operating in a sustainable manner.

That long-term approach was central to the World Summit on Sustainable Development in Johannesburg. It was a great privilege to be present at the Summit and I am proud of the role played by Shell, and other progressive business leaders, in developing projects that will impact the lives of many people, not least the world's poorest.

One of the clearest messages from the Summit was that meeting future energy demand will be a key challenge over the next fifty years. Global energy demand is expected at least to double and energy producers will need to seek ways of meeting those needs, whilst minimising the effect on the environment and doing business in a socially responsible manner.

That means ensuring our own operations are run efficiently and this report outlines how Shell met its 2002 target on greenhouse gas emissions. It means looking at ways of making cleaner and more efficient fuels from hydrocarbons. Our investment in natural gas projects will play a major role in this respect. We also continue to work actively to make solar and wind power competitive and support the development of an infrastructure for hydrogen fuels.

Our commitment to contribute to sustainable development is not a cosmetic public relations exercise. We believe that sustainable development is good for business and business is good for sustainable development. Last year's financial results were encouraging, in a very difficult business environment. However, the corporate scandals of the past year underlined that good financial performance must be accompanied by the highest standards of governance. Shell's Business Principles assurance process ensures we meet and maintain those standards.

At the heart of those principles is respect for our staff and their safety. The helicopter crash in the North Sea and a number of fatalities in road accidents showed the need for constant vigilance to ensure that our operations are as safe as possible.

We have always been determined that the Shell Report should openly and honestly outline our performance. It shows that we have performed well this year, but we know there is still more to be done to ensure that sustainable development objectives are delivered consistently across all our operations.

The lesson of the Johannesburg Summit was that business can really make a difference. I am committed to ensuring that we continue to use all our skills to live up to those expectations, both in the way we run our business and in the contribution we make to the wider communities in which we work.

Yours sincerely,

Phil Watts

Sir Philip Watts
Chairman of the Committee of Managing Directors

The year at a glance

Performance

Economic performance

- Earnings of $9.2 billion
- Return on average capital employed (ROACE) of 14%
- $25 billion of capital investment, including $11 billion in key acquisitions
- Highest hydrocarbon production in recent history of 4 million barrels of oil equivalent per day
- Motorists rank Shell top brand for sixth year running

Environmental performance

- 2002 greenhouse gas emissions reduction target met
- Phase out of continuous gas venting nearly completed
- Improved spills performance

Social performance

- Mixed performance on safety
- Highest overall reputation within the energy sector
- Increasing involvement in international public-private partnerships
- More staff feel respected by Shell
- Progress towards senior leadership gender target

Highlights and lowlights

Global sustainable development awards

Shell was ranked top of the energy sector in the **Dow Jones Sustainability Index.** The index tracks the financial performance of companies that have made sustainability a key driver of business strategy.

The Malampaya Deepwater Gas-to-Power project in the Philippines won a **Partnerships Award** – sponsored by the UN Environment Programme and the International Chamber of Commerce – for its approach to sustainable development.

World Summit on Sustainable Development

The business community was a full participant at the World Summit on Sustainable Development (WSSD) in South Africa. Shell was well represented and helped to launch **several new public-private partnerships.**


ICC
BUSINESS ACTION

Sir Philip Watts welcomes Kofi Annan to the Business Day at the WSSD.

Building capacity

The Shell Foundation and World Resources Institute established the **WRI Center for Transport and the Environment** (called EMBARQ) to encourage sustainable solutions to urban transport.

The **Shell Center for Sustainability** was established at Houston's Rice University and Shell companies in Norway and the UK established **sustainable development professorships** at local universities.

Resolving differences at Norco

A Joint Statement of Success was signed by the **Norco** refinery and petrochemical plant in Louisiana, USA and the local community. It recognised the steps taken to meet concerns about the plant's environmental and social performance.

Loss of life

Fifty-three Shell employees and contractors lost their lives at work during 2002. Eleven died when a helicopter crashed in the North Sea.

Security

Shell companies in 13 countries experienced significant security incidents, including war, civil unrest or violent crimes. In particular, security incidents at operations in the **Niger Delta** remain a concern. Significant efforts continue to protect Shell people and assets against potential threats, including terrorism.

Dealing with legacies

Plans were progressed with local authorities to clean up two sites contaminated with pesticides from previous operations – **Paulinia and Ipiranga** in Brazil.

External criticism and protests

Shell was the subject of criticism and received a **"Greenwash award"** from pressure groups at the WSSD.

There were local community protests about the environmental performance of the **SAPREF refinery** in South Africa, a Shell joint venture (Group interest 50%) (page 23).

Meeting the energy challenge

A year of acquisitions
Enterprise Oil was bought, boosting production in the North Sea and bringing forward our first oil production in Brazil to 2003.


Enterprise Oil's Nelson platform in the North Sea.

Pennzoil-Quaker State Company, the leading marketer of passenger car motor oils in the USA, was acquired, making Shell a global leader in lubricants.

Shell completed the acquisition of Texaco interests in the **Equilon** and **Motiva** joint ventures in the USA, the latter in conjunction with Saudi Refining Inc. A major programme to rebrand Texaco stations to Shell has been launched and integration and best practice sharing with the rest of Shell are being actively pursued.

Shell purchased its partner's 50% share in the **Shell and DEA Oil** joint venture, which has interests in five refineries – including two which are integrated with ethylene crackers – and some 3,000 service stations in Germany.

Shift to gas
Go ahead was given for a $3.5 billion (Group interest 25.6%) investment to expand the **Nigeria Liquefied Natural Gas** (NLNG) project (page 18).

In Venezuela, Shell was chosen to partner with PDVSA and Mitsubishi Corporation in the planned $2.7 billion **Mariscal Sucre LNG project**.

The **North West Shelf** Joint Venture in Australia (Group interest 22%) was selected to supply over three million tonnes a year of LNG to China through the Guangdong LNG terminal.

Plans were announced to study the feasibility of a **world-scale Gas to Liquids plant in Qatar**, to produce up to 140,000 barrels per day of super-clean oil products from natural gas (page 18).

China
Negotiations moved ahead on the **West-East gas pipeline project** to bring gas to China's fast-growing coastal cities. Together with the UN Development Programme and PetroChina, Shell conducted a social impact survey along the 4,000km route of the proposed gas pipeline (page 22).

Go ahead was given to start building the $4.3 billion (Group interest 50%) **Nanhai petrochemicals complex**. An environmental and social impact assessment based on international standards has been published (page 22).

A contract is being negotiated with **Sinopec** to establish a joint venture retail network of some 500 stations in Eastern China.


West-East gas pipeline project, China.

Tomorrow's energy today
An additional 100 MW of **wind energy** generating capacity was acquired in the USA, bringing our total to 240 MW globally.

Shell Solar became one of the **world's largest solar photovoltaic businesses**, with 13% market share, after buying out the remainder of its joint venture with Siemens and E.On. Tough market conditions and product oversupply led to a decision to close production capacity in the Netherlands and Germany.


Shell Solar supplies additional power for the Munich Trade Fair Centre, Germany.

Shell Hydrogen invested $7 million in a company specialising in **hydrogen purification technology** – vital for future development of fuel cells – and announced plans to build **Tokyo's first hydrogen refueling station**.

Shell took a 22.5% stake in Iogen Energy – a Canadian company with a **promising technology that could lower the cost of converting plant waste into ethanol** for blending with gasoline to reduce greenhouse gas emissions.

What we do

We are a global group of energy and petrochemicals companies, operating in over 145 countries and employing more than 115,000 people.

We are best known to the public for our service stations and for exploring and producing oil and gas on land and at sea. But we deliver a much wider range of energy solutions and petrochemicals to customers. These include transporting and trading oil and gas, marketing natural gas, producing and selling fuel for ships and planes, generating electricity and providing energy efficiency advice.

We also produce and sell petrochemical building blocks to industrial customers globally. These go into plastics, coatings and detergents used to make many modern products like fibres and textiles, insulation, medical equipment and components for lighter, efficient vehicles.

Renewables and Shell Hydrogen are small, but fast-growing businesses investing in making renewable and lower-carbon energy sources competitive for large-scale use.

Shell companies do not produce coal or nuclear power.

- Shell companies produce more than 3.5% of global gas and approximately 3% of the world's oil, similar to other major private oil and gas companies.
- We produce 13% of the world's solar panels.
- Every four seconds a plane is refueled by Shell Aviation.
- In that time, 1,200 cars visit a Shell service station.



Oil pipeline
Gas pipeline
Electricity
Feedstock

Exploration and Production
Searches for, finds and produces crude oil and natural gas. Builds and operates the infrastructure needed to deliver hydrocarbons to market.

Gas & Power
Liquefies and transports natural gas, develops gas markets and infrastructure, develops gas-fired power plants and engages in the marketing and trading of natural gas and electricity. Converts natural gas to liquids to provide clean fuels.

Oil Products
Markets transportation fuels, lubricants and speciality products. Refines, supplies, trades and ships crude oil and petroleum products. Provides technical consultancy services.

Our strategic direction

We aim to be the world leader in energy and petrochemicals. We intend to deliver **superior total shareholder returns** in our industry through:

Delivering robust profitability – solid earnings, competitive returns and strong cash generation resilient to a broad range of economic and geopolitical conditions. We achieve this through capital discipline, active portfolio management, personal accountability, operational excellence and cost leadership.

Demonstrating competitive edge – developing and leveraging our ability to attract people of the highest calibre and diversity; constantly innovating to meet changing customer needs; and leveraging the strongest brand in our industry, our technology and our extensive global reach. We operate in full alignment with our Business Principles, including our commitment to sustainable development, and view this as critical to maintaining our competitive edge.

Robust profitability and competitive edge fuel value growth – moving the Group towards its aspired portfolio, which comprises:

- Growing the proportion of Exploration and Production and Gas & Power assets in the Group's portfolio
- A gradual shift towards gas as the fuel of choice
- Profitable growth and cash generation in Oil Products and Chemicals
- Development of a material new income stream
- Increased exposure in North America, Asia and offshore Africa.



Chemicals
Produces and sells petrochemical building blocks and polyolefins globally.

Renewables
Generates "green" electricity and provides renewable energy solutions. Develops and operates wind parks; manufactures and markets solar systems.

Other activities
Other business activities include Shell Consumer, Shell Hydrogen and Shell Trading.

How we work

Our values
Our core values of honesty, integrity and respect for people define how we work. These values have been embodied for more than 25 years in our Business Principles which, since 1997, have included a commitment to support human rights and to contribute to sustainable development. The Principles apply to all Shell employees everywhere. We go to great lengths to ensure they are implemented in all Shell-operated companies. We also actively promote our Principles with joint venture partners, contractors and suppliers.

We have three Group-wide policies: our Business Principles (which include our no bribes and no political payments policies); our Health, Safety and Environment (HSE) Policy; and our risk and internal control policy to assess and manage business risks. In addition, we have global standards for important areas of our business covering, for example, governance, financial control and accounting, security, diversity and inclusiveness, environmental management and emissions from our sites, biodiversity, health management and animal testing.

Our internal assurance letter process helps us to monitor whether we are living by our Principles. The executive responsible for each Shell business and country operation must inform our Committee of Managing Directors every year, in writing, whether his or her organisation has acted in line with Group policies and standards. This assurance process was further strengthened in 2002.

Corporate Governance
We are committed to the highest standards of integrity and transparency in corporate governance. Our Parent Companies' Supervisory Boards both have a majority of independent directors and key board committees are headed by non-executives.

Evolving measurement and reporting
We support efforts to develop common measuring and reporting guidelines. For example, we are a charter member of the Global Reporting Initiative (GRI), support the greenhouse gas reporting protocol being developed by the World Business Council for Sustainable Development and the World Resources Institute, and are working with our industry associations on guidance for the oil and gas industry.

Meaningful measuring and reporting should combine quantitative measures with more in-depth reporting on key issues or locations. In 2002, we improved our measurement and reporting along these lines.

Key performance indicators (KPIs). We report here on 11 of our original 16 quantitative measures of our performance worldwide, five more than in 2001. We have also refined our environment and safety KPIs, highlighting the six global environmental and safety parameters that we think reflect Shell's principal worldwide impacts.

The five new KPIs are based on people's views of our performance. Three (treating staff with respect, diversity and inclusiveness in the workplace, and integrity) focus on staff and make use of the third Shell People Survey. The other two new measures (external perception of environmental performance and overall reputation) come out of our new annual Reputation Tracker survey.

Most of the KPIs now in use are aligned with our Shell-wide scorecard. The financial, environmental, safety and diversity indicators all have quantitative improvement targets.

Of the remaining five original KPIs, two have proven more useful as local tools (business alignment and human rights). Two more have become part of our wider social performance management effort (social performance and quality of engagement). We will continue working on the final KPI (innovation) in 2003.

"Hot spot" reporting involves in-depth case studies on some of the most important issues or site level challenges we face. In 2002, we ran a trial with four cases, marked with the following symbol ∞: community development in Nigeria (page 17); Shell and BP SA Petroleum Refineries (SAPREF) in South Africa (page 23); resettlement at the Nanhai petrochemicals complex (page 22); and animal testing (page 23).

External assurance
KPMG and PricewaterhouseCoopers LLP (PwC) continue to provide assurance over those aspects of the report marked with the symbols as explained on page 24. They also play an important role in challenging the entire text and our thinking on reporting. In addition, we have made further progress on a new assurance model suitable for reporting on "hot spot" case studies. It combines assurance over processes and controls by KPMG and PwC with checks on our actual performance by independent experts knowledgeable on the topic. See www.shell.com/sustain for an explanation of the assurance work performed in 2002 on our four "hot spot" cases. We will refine this model in 2003.



Weaving together economic, environmental and social strands – sustainable development is being integrated into key business practices and the appraisal and reward of individual staff.

Embedding and integrating sustainable development

At this stage, our biggest challenge in operationalising sustainable development is consistent delivery across all of our operations. Below are three areas where we made noteworthy progress in 2002:

Investment proposals for new projects

Before we agree to invest, we require major new projects to meet specific social and environmental criteria. These are:

- **Carbon costs.** We make projects pay for the greenhouse gases they emit. It helps us understand the impact of these carbon costs and design our projects with lower emissions. In 2002, we extended the use of carbon costs to nearly all investment projects and acquisitions.
- **Impact assessments and plans.** Projects must undertake social, health and environmental impact assessments, including biodiversity impacts, in line with Shell guidance. The Nanhai petrochemicals complex in China (page 22), illustrates how this works in practice.
- **Shell HSE standards,** such as no continuous flaring in new projects, must be met.
- **Stakeholder engagement plans** that include all affected or interested parties must be in place.

The focus in 2003 will be on applying these checks consistently.

Appraisal and reward systems

We have made sustainable development count in the evaluation and remuneration of our senior staff. Social and environmental considerations currently account for approximately a fifth of the Shell scorecard, which defines how we appraise our performance and impacts the bonuses of all senior executives. Our businesses also include sustainable development considerations in their performance scorecards.

Sustainable development learning

We are integrating sustainable development more systematically into our leadership development, training and internal communications. The goal is for all staff to understand the concept and its relevance to their jobs and to have the skills and enthusiasm they need to put sustainable development thinking into practice.

Priorities for embedding sustainable development in 2003 will be:

- Further developing our sustainable development learning initiative
- Building the skills and processes needed to improve the social performance of our projects.

The energy challenge

How can the world deliver all the energy needed for development over the next 50 years without pollution levels that damage health, blight local environments and threaten vital natural systems? For Shell, helping to meet this challenge is at the core of our contribution to sustainable development.

The challenge has three main parts:



Mark Malloch Brown, Administrator of the United Nations Development Programme, reports on the challenge of providing access to modern energy for the 40% of the world who live without it.

Over a third of humanity – more than two billion men, women, and children – remain dependent on traditional biomass such as firewood, agricultural residues and charcoal. This not only has a high toll on human health and the local environment, but often damaging social effects.

At the World Summit for Sustainable Development in Johannesburg, the critical role of energy services in helping meet the Millennium Development Goals – an ambitious plan with the goal of halving extreme poverty by 2015 – was explicitly acknowledged for the first time. There was widespread agreement that reaching nearly all the plan's targets – from primary education to gender equality – will require much greater volumes and quality of energy services. But ensuring that these are delivered in both sufficient volume and with proper regard to environmental impact, will require the full engagement of the private sector and the development of innovative private-public partnerships, incorporating both business and civil society.

The practical obstacles cannot be underestimated, but nor can the real opportunities, particularly for companies and governments with the vision and commitment to try to seize them. For information on UNDP energy activities visit www.undp.org

Providing access to modern energy for the poor

As Mark Malloch Brown describes (left), poverty and a lack of modern energy go together. The world needs to:

- Provide reliable electricity to the two billion people without it
- Make modern fuels like Liquefied Petroleum Gas (LPG) available to over two billion people using traditional fuels
- Spread cleaner, safer technology for using traditional fuels.



Today Shell is:

- Building markets for solar power, for example through our commercial rural solar power business (page 19)
- Growing our LPG business and providing kerosene for domestic use
- Helping tackle the health effects of traditional fuels.

Meeting growing demand for fossil fuels while reducing environmental and social impacts

By 2050, we expect the world to double its energy demand. Developing countries will need five times more. Fossil fuels will remain important, but people are unlikely to tolerate increased pollution, the burden of extra infrastructure and the possible effects on the climate. The world needs to:

- Deliver the extra energy needed
- Minimise the environmental and social impacts from extracting and delivering fossil fuels
- Ensure local communities benefit from energy production
- Increase energy efficiency
- Market more natural gas and develop cleaner transport fuels.

Today Shell is:

- Continuing to explore for and produce oil and gas
- Working to develop new gas markets in fast-growing regions (page 18)
- Reducing the environmental impacts of its operations, for example by cutting emissions and discharges (pages 12 to 13)
- Lowering the environmental impact of producing oil from oil sands (see **www.shell.ca**)
- Working with others to better manage the social impacts of its global operations for example in China (page 22), Nigeria (page 17) and South Africa (page 23)
- Introducing cleaner transport fuels.

At Shell's Middle Distillate Synthesis plant in Malaysia, waste synthesis gas that was previously emitted, is now used to fire the steam boilers, significantly reducing gas consumption and flaring. Photograph by **Jan Zander, Shell MDS Sdn bhd, Malaysia.**

Shifting towards a low-carbon energy system

The world needs low-emission and low-carbon energy. It will take more than a decade before alternatives with large-scale potential (solar power, fuel cells and bio-fuels for transport) can compete effectively. It will take another several decades before they deliver a large share of our energy. The world needs to:

- Reduce the cost of alternatives like solar (now at least 10-times more costly than electricity from fossil fuels or nuclear)
- Prepare the distribution infrastructure, regulations and markets
- Find ways to capture greenhouse gases from fossil fuels cheaply
- In the meantime, use more natural gas and affordable wind power.


Biodiesel
Hydrogen

Today Shell is:

- Working to reduce the costs of solar power
- Supporting the development of hydrogen fuel cells and the necessary fuel infrastructure
- Looking for cheap ways to capture greenhouse gases from fossil fuels
- Bringing more natural gas to market (page 18)
- Expanding its wind power business.

Find out more

Our long-term energy scenarios describe two possible routes to a sustainable energy system (see **www.shell.com/scenarios**).

Economic performance

Generating robust profitability

Successful financial performance is essential to our sustainable future and contributes to the prosperity of society. We seek to achieve robust profitability by improving ROACE, delivering projects, establishing new legacy assets and ensuring capacity for dividend growth.

Financial performance

In 2002, Shell had full year adjusted earnings (on an estimated current cost of supplies (CCS) basis excluding special items) of $9,218 million, 23% lower than in 2001. It should be noted that adjusted CCS earnings is not a measure of financial performance under generally accepted accounting principles in the Netherlands and the USA. Oil prices were higher than in 2001, but refining margins were at their lowest for a decade. Profit margins in our petrochemicals business remained poor. Despite these conditions, the Group generated an operational cash flow of $16.4 billion and delivered a return on average capital employed (ROACE) of 14%, which compares favourably with industry peers (graph 2). ROACE is the industry standard to measure how profitably a company uses its assets.

Investment and divestment

Directing our capital to where it can generate the highest return remains a top priority. We include social and environmental considerations when we decide where to invest to ensure that returns are truly sustainable over the lifetime of our projects (page 7). In 2002, we invested $25 billion, our highest investment level in recent history. $11 billion was spent on four key acquisitions – see the Year at a Glance (page 2) for more details.

Financial position and reserves

We can pride ourselves on a very strong balance sheet and financial position. We continue to hold our triple-A credit rating. Group capital employed, the accounting measure for the amount of assets operated by the company, grew by 28% to $83 billion. $14 billion of this growth stems from our 2002 key acquisitions, including the effect of acquired debt. At the end of 2002, we had $1.6 billion in cash on hand, while our debt as a percentage of our capital employed was 24% (within our target range of 20–30%).

With energy demand set to double by 2050, and alternatives decades away from being competitive on a large scale, we continue to grow our oil and gas reserves. We have proven reserves equivalent to more than 13 years of current production. We expect our production capability to grow by an average of 3% per year. In 2002, our oil production increased by 7% compared with 2001. Gas production, which we see as a strategic bridge to a lower-carbon future (page 18), grew by 5%. We added 1.17 barrels to our oil and gas reserves for every barrel we produced.

Tell Shell

"Presumably directors and managers should be working to the best of their abilities at all times – I therefore see no need for their financial enhancement at a time when profits and share prices are falling whatever their cause."

UK

1 Total shareholder return* 1993 – 2002 

% per year

Company	% per year
BP	17.59
Total	16.27
Shell Transport	**13.05**
ExxonMobil	12.07
Royal Dutch	11.73
ChevronTexaco	10.43

Axis: 0 5 10 15 20 25

* Total shareholder return is calculated as the total of stock appreciation and yield from reinvested dividends before taxes. The figures above are based on quarterly reinvestment of gross dividends expressed in dollars. Data for Total, ChevronTexaco and ExxonMobil before the effective date of their respective mergers were replaced by data from the acquiring entities. Source: Bloomberg.

2 Return on average capital employed (ROACE) for oil majors*

%





25
20
15
10
5
0
98
99
00
01
02

Shell

Competitor range (BP, ChevronTexaco, ExxonMobil, Total)

* Shell ROACE figures are calculated as CCS earnings plus the Group share of interest expenses after tax, as a percentage of the Group share of average capital employed. The figures for other oil majors are Shell estimates based on publicly available information, which may have been prepared on a different accounting basis and have not been subject to assurance.

3 Brand share of preference 2002

First preference

number of countries





Other 13
Shell 30
Texaco/Caltex 1
Mobil 0
Esso 3
BP 2

Dividends and shareholder return
In 2002, Royal Dutch and Shell Transport grew their dividends by 3.6% and 3.0% respectively. We returned $1.3 billion in cash to shareholders through share buy backs. It was a terrible year for stock markets. In absolute terms, Royal Dutch and Shell Transport stocks declined 26% and 13% respectively. However, the two stocks showed strong relative performance, outperforming the national indexes, with total shareholder returns in the 1993–2002 period of 12% and 13% per year respectively.

Delivering value to customers

Customers are the lifeblood of our business. We seek constantly to strengthen existing customer relationships and develop new ones. We strive to meet and exceed customer expectations by designing and delivering highly attractive and innovative products and services.

Serving consumers and business
Every day, we serve more than 25 million customers in more than 100 countries with transport fuels and convenience goods through our retail outlets. We have the largest retail network under one brand in the world. For the sixth year in a row, Shell was the preferred energy brand for private motorists in the 50 countries surveyed in our Shell Global Brand Tracker research. Shell led in 30 countries, 10 times more than our nearest global competitor (graph 3), and was placed second in another 10 countries.

Our one million commercial and industrial customers trust us to provide them with a wide range of products, such as:
- transport fuels and lubricants
- products for manufacturing and construction, including petrochemicals to make fibres and plastics, and bitumen to surface roads and roofs
- power generation fuels, including natural gas.

The big growth markets for lubricants are China, India and Russia. Developing and transition countries are among our fastest-growing fuels markets.

Innovative products and services
We are constantly looking to improve our products and services to meet changing customer needs. We have introduced tailored fuel brands such as Shell Pura™, Shell Optimax™ and Shell V-Power™ into 46 markets to meet customer demand for reduced environmental impact and improved engine performance.

We have extended our range of services to help our industrial and commercial customers save money and cut their emissions. New services include the trading of greenhouse gas emission credits via Shell's Environmental Products Trading team, sales of pure carbon dioxide, full factory maintenance services and energy advice.

Shell is investing in fuels of the future that can help reduce emissions. We are increasing market penetration of cleaner fuels, such as reformulated gasoline and diesel, and working to commercialise fuels from crops (bio-fuels), that can be blended with gasoline or diesel to reduce emissions further. Shell Hydrogen is supporting hydrogen fuel cell development (see **www.shell.com/hydrogen**).

Tell Shell

"Having been a former Shell dealer, I am glad to see the company moving into the renewable energy systems. I would encourage the company to aggressively research and develop a practical fuel cell that would utilize hydrogen to produce the electricity, that we as a nation and the world, need."
USA

Competition and fuel pricing

We support the spread of competitive markets and seek to compete fairly and ethically, and within applicable competition laws. In 2002, we produced "Competing Fairly – an Antitrust Primer for Shell Staff", to help our people in this area. We continue our efforts to be transparent on fuel pricing. For example, our fuel pricing website in Australia lets customers compare daily pump prices at the Shell stations in their neighbourhoods (see **www.shell.com.au/petrolpricing**).

In 2002, we were either found guilty or settled out of court in two competition cases involving allegations of gasoline price fixing with other energy companies.

Environmental performance

Protecting the environment

The natural environment supports all human activity. We continually look for new ways to reduce the environmental impact of our operations, products and services throughout their life.

We made good progress in 2002, beating our reduction targets for greenhouse gas emissions, gas flaring and spills.

HSE data presentation for 2002

During 2002, new acquisitions (page 3) have made a material difference to the HSE data we report. For clarity and comparability, we report our 2002 data in two ways:

- Old portfolio: includes data from the operations we controlled at the start of the year. Unless otherwise specified, we report on this basis below.
- New portfolio: actual data from all operations for the time that they were under our operational control. New portfolio data are shown in the relevant graphs.

In 2002, we started to integrate Group HSE reporting systems at the new acquisitions. The work is not yet complete. The data from the acquisitions have therefore not been subject to assurance, but will be included in the 2003 assurance process.

Our 2002 reduction targets were based on the old portfolio. We have set new improvement targets for 2003 and 2007 for flaring, spills and energy efficiency, based on the new portfolio. We have also restated our 1990 greenhouse gas (GHG) baseline (see page 24) and set our 2010 climate change goals (see page 21).

Environmental Key Performance Indicators

Global warming potential

Responding effectively to climate change is strategically important to our business. Our response begins with reducing GHG emissions from our own operations. We beat our target to reduce emissions to 10% below our 1990 baseline in 2002. We achieved the reductions from our 1990 baseline by almost eliminating continuous venting of gas and reducing continuous flaring of gas during oil production. Compared with 2001, emissions were also lower because of reduced throughput in our refineries, lower oil production levels and corresponding flaring in Nigeria. Our future target is to manage GHG emissions so that they are still 5% or more below the 1990 baseline by 2010 (graph 5).

Flaring

In 2002, we flared 7.6 million tonnes, beating our target to reduce flaring by 22%. This was mostly due to lower oil production in Nigeria (primarily because of OPEC quotas). Data quality uncertainties remain in Nigeria and an improvement programme is underway. Our long-term target is to stop continuous flaring by 2008.

Spills

In 2002, our spills were the lowest since we started reporting in 1996, beating our 2002 target and improving significantly on our disappointing performance in 2001 (graph 6).

External perception of environmental performance (New KPI)

For the first time we report on the perception of our environmental performance by external stakeholders, using the new Reputation Tracker survey. Our industry scored badly. However, against our


4 Reduction in Global Warming Potential*
million tonnes CO_2 equivalent
114
101
103
94
103
106
90 baseline not assured
00
01
02
02 target
02
old portfolio
new portfolio (including new acquisitions, assurance not provided)
* see Flaring.
5 Global Warming Potential targets
million tonnes CO_2 equivalent
123
115
117
90 baseline restated
03 projection
10 target
6 Total spills
thousand tonnes
19.3
9.9
17.8
6.6
8.5
7.4
6.5
4.8
97
00
01
02
02 target
02
03
07 targets
old portfolio
new portfolio (including new acquisitions, assurance not provided)
sabotage (assurance not separately provided)

main competitors, Shell scored highest in this area, with approximately one quarter of all respondents ranking us "the best" or "one of the best companies".

Other parameters
See www.shell.com/shellreport for information on our emissions of ozone-depleting substances, nitrogen oxides and sulphur dioxide and our discharges to water.

Tell Shell
"Your only goal (like everybody else's) is short-term maximising of profits. Maybe your little brochure is a start, but we need some unbiased, impartial and credible proof that you actually are doing something substantial to combat global warming and environmental decline."
Unknown

Fines, settlements, compensation payments and liabilities
Shell companies paid a total of $0.6 million in fines related to HSE incidents. In addition, settlements and compensation payments were made, the largest of these were in the USA, where Equilon paid $43.2 million as a result of two incidents: a rupture and explosion of the Olympic pipeline in 1999 and alleged MTBE contamination of groundwater in the South Tahoe area of California.

At the end of 2002, the total liabilities being carried for environmental clean-up, decommissioning and site restoration were $4,325 million. The more than 40% increase since 2001 relates principally to the new acquisitions.

Legacies
We reported in 2001 on how we were responding to the concerns of local residents in Paulinia, Brazil about pesticide contamination at a former Shell agricultural chemicals plant that we sold in 1993. In 2002, many of the local residents accepted our offer to buy their homes and relocated. We focused on developing a plan for remediation and long-term monitoring to satisfy local stakeholders. We are also developing plans with the local authorities for remediation and monitoring at the Ipiranga Terminal, a fuel depot still owned by Shell in Sao Paulo City, where pesticides were also made.

Management systems
HSE management systems are in place and our programme to certify major installations to the ISO 14001 standard is virtually complete. The challenge now is to implement such systems in all the new acquisitions. We expect to complete this process by the end of 2005, except for Pennzoil-Quaker State Company where a plan will be finalised in 2003.

Managing resources
Efficient use of natural resources (for example, energy, land, water) reduces our costs and respects the needs of future generations. We constantly look for ways to minimise their use.

Energy efficiency KPI
We used a similar amount of energy in 2002 as we did in the previous two years. Improving our energy efficiency – using less energy for every tonne we produce – saves money and reduces our environmental impact. We have not seen a systematic improvement. Our ageing oil and gas fields need more energy. We are making a more energy intensive mix of chemical products. And we are producing new fuels which take more refining energy to make today's cleaner transport fuels.

However, we will be taking further action to improve energy efficiency. Ambitious programmes are underway in both our Chemicals and Oil Products businesses in support of their new one- and five-year improvement targets. These two businesses have also developed new measures for reporting their energy efficiency. Programmes such as Energise™ will be progressively introduced in all our refineries worldwide. Chemicals has started Energise™ programmes in France and the Netherlands. Energise™ seeks to improve energy efficiency with limited capital expenditure.

Water
We aim to use less water, especially in water-stressed areas. For example, Shell's chemicals plant in Singapore, which imports drinking water from Malaysia, saves 50,000 tonnes of water a year by reusing process water when making styrene and propylene oxide (base materials for many plastics).

Waste
We continue to look for new ways to reduce waste, including turning it into saleable products. For example, our Chemicals business is experimenting with a partnership to recycle used soft-drink bottles (made from polyethylene terephthalate – PET) into building materials, in a Shell study in Mexico.

Social performance

Respecting and safeguarding people

We aim to treat everyone with respect. We strive to protect people from harm from our products and operations. We aim to respect and value personal and cultural differences and try to help people realise their potential.

Safety

We deeply regret that 51 people lost their lives at work during 2002 (seven Shell staff and 44 contractors). Two further fatalities occurred in the acquired companies. Shell staff throughout the world were saddened by the loss of 11 people in a tragic helicopter accident.

We measure fatalities by the Fatal Accident Rate (FAR), which is the number of company and contractor fatalities per 100 million hours worked. Our performance has been disappointing. In the short-term, we aim to continuously reduce the number of fatalities. Our long-term target is zero. For Total Reportable Case Frequency (TRCF), our broader measure of safety, we met our target and achieved a best ever performance for the fourth consecutive year. Gathering complete and accurate data from our distribution contractors in some parts of Africa will be the focus of attention in 2003.

Health

We measure the health of our employees in terms of Total Reportable Occupational Illness Frequency (TROIF). It was 2.1 illnesses per million hours worked in 2002. We developed a series of Minimum Health Standards last year. These cover areas such as health risk assessment – the basis for our health management – health incident reporting and investigation, and human factors engineering in new projects. We have adopted a target across Shell to implement the Standards by the end of 2003.

Security

We need to protect our people, assets and shareholders' investments without undermining human rights in the countries where we operate. We have a Group Security Standard that defines the way that Shell companies should manage security. With ongoing concerns about terrorism and potential conflict, significant efforts continued in 2002 to protect Shell people and assets against potential threats. Thirteen countries reported significant security incidents during 2002, including war or civil unrest and violent crimes (including killings) at retail sites. Security was of particular concern for our Niger Delta operations due to attacks on company staff at construction sites, hostage taking and wilful damage to pipelines. We use armed security only when it is a legal or government requirement, or where there is no acceptable alternative to manage the risk. In 2002, Shell companies in 23 countries used armed security. In all cases where Shell staff are used for armed security, our Guidelines on the Use of Force and Rules of Engagement are followed. In two countries, where armed security is provided by contractors, they do not operate in line with our Guidelines. Plans are in place to correct this situation.

Respect for staff KPI

In the Shell People Survey, 78% of people said that "where I work, we are treated with respect", up from 73% in 2000 and 8% above the norm for high performing companies, according to benchmarking by the research company that conducted the survey.

Diversity and inclusiveness

Diversity and inclusiveness means both visible differences such as age, gender, ethnicity and physical appearance, as well as underlying differences in thought styles, religion, nationality and education. We use a three-part key performance indicator to monitor our progress:

7 Fatal accident rate – company employees and contractors

per 100 million exposure hours


9.0
8.2
5.2
6.4
6.3
97
00
01
02
02

☐ old portfolio
☐ new portfolio (including new acquisitions, assurance not provided)

8 Total reportable case frequency – company employees and contractors*

per million exposure hours


4.1
3.2
2.9
2.6
2.6
2.6
2.4
2.0
97
00
01
02
02
02
03
07
target
targets

☐ old portfolio
☐ new portfolio (including new acquisitions, assurance not provided)

* see Safety.

9 Gender diversity

%

	Women	Men	
Senior leadership	5.8	94.2	99
	7.8	92.2	00
	7.9	92.1	01
	8.3	91.7	**02**
Management	7.2	92.8	99
	8.9	91.1	00
	9.2	90.8	01
	10.4	89.6	**02**
Supervisory/Professional	15.4	84.6	99
	17.1	82.9	00
	17.7	82.3	01
	18.9	81.1	**02**

-- Target 2008: Increase to 20% the number of women in senior leadership positions.

Data aggregation not subject to assurance in 1999.

- **Group diversity targets** – by the end of 2002, 8.3% of senior leaders were women. This is up from 2001, but still behind our target of 20% by 2008 (graph 9). In 2003, our target is also to have local nationals in place, or with the skill and seniority to be able to fill all Country Chair* positions. In 2002, we had suitably qualified local nationals for 78% of these positions.
- **A diversity and inclusiveness indicator** – based on questions from the Shell People Survey. The favourable response rate to these questions averaged 70%, which was higher than the average for high performing companies.
- **Diversity and Inclusiveness Standard implementation** – at the end of 2002 we reviewed our progress. Results show that most efforts to date have focused on communicating the Standard and developing implementation plans.

Tell Shell

"While I applaud Shell for investing in wind technology, their human rights record is deplorable beyond our imaginations. When Shell is ready to have a human conscience then we as consumers will start to have some trust in their deeds and they won't have to spend so much on greenwashing."
Unknown

Human rights

Support for fundamental human rights is embedded in our Business Principles. It also needs to be matched by clear action. In 2002, we issued 5,000 copies of our new training guide on Human Rights Dilemmas, which has been reviewed by Amnesty International and Pax Christi. It helps managers understand their responsibilities and identify actions they can take to support human rights. We have also developed a compliance tool for Shell companies with the Danish Centre for Human Rights (see **www.humanrightsbusiness.org/pages/hrca**). For our approach to human rights in practice, see pages 17, 22 and 23.

"We've been working with Shell for over three years, developing a human rights compliance assessment. We chose to partner with Shell because they are serious about understanding the issues and open about how they are addressing them."
Dr Margaret Jungk, The Danish Centre for Human Rights

Working hours and wages

No Shell employee is paid less than the legal minimum wage, nor has to work more than 48 hours a week. Rewards for senior staff are linked to how they help Shell contribute to sustainable development (page 7).

Unions and staff forums

We do not stop any employee from joining a union and almost a fifth of Shell employees are estimated to be members. Nearly all employees have access to a staff forum, a grievance procedure or a support system such as helplines, independent counsellors, doctors or ombudsmen.

Child labour

We go to great lengths to prevent the use of child labour and discourage its use by suppliers or contractors. Our primer "Business and Child Labour" provides guidance to Shell managers and practical examples of how Shell companies are addressing this issue. Every Shell employee is above the legal age of employment. The youngest Shell employee is 14 and works part-time (Saturdays and school holidays) in a retail station in the Netherlands.

* One manager acts as the senior representative of the Group and is called the "Country Chair" in a country or group of countries, whether or not he or she is actually chairman of the local companies.

10 Estimated spend on goods and services*



Inside country – local contractors and suppliers 65%
Inside country – international contractors and suppliers 20%
Outside country 15%

* Based on information provided by Country Chairs.

11 Social investment (Shell share*) in 2002 by country income level (UNDP)

total $96 million

High income countries 59%
Low income countries 22%
Medium income countries 19%

* In companies where we do not have 100% ownership of equity, the figure has been adjusted to represent only the "Shell share".

12 Reputation – Shell versus competitor global performance

% identifying company as "the best" or "one of the best"



35
25
45
33
32
35
69
40
General public
Local special public
Global special public
Business partners
Shell
Nearest competitor

Social performance

Benefiting communities

Wherever we work we are part of a local community. We will constantly look for appropriate ways to contribute to the general wellbeing of the communities and the broader societies who grant our licence to operate.

The 2002 Financial Times World's Most Respected Companies survey listed Shell among the five companies expected to make the most impact on social and economic issues in developing countries. We contribute to local communities and societies by:

- Delivering safe, convenient and affordable energy and petrochemicals.
- Paying more than $9 billion in 2002 in corporate taxes and cash royalties. These revenues can make a significant contribution to a country's development, if managed effectively.
- Employing more than 115,000 people, approximately 90% of whom are local staff.
- Spending more than an estimated $25 billion, 65% of our total spend, with locally-owned contractors and suppliers (graph 10).
- Making voluntary charitable investments. In 2002, The Shell Foundation (www.shellfoundation.org), our independent charity, granted approximately $10 million to 25 projects around the world. Individual Shell companies spent almost $96 million, 40% of it in low or medium income countries (graph 11).
- Behaving with integrity, which is good for our business and good for society. Our policy is simple – we do not make or accept bribes or facilitation payments. Intermediates or agents can only be used if they do not compromise business integrity. We want to improve our detection and performance, and are increasing the availability of hotline numbers or whistle-blowing schemes to allow employees to raise concerns without fear of reprisal.

Tell Shell

"I'm amazed and annoyed that you have to endure all the traffic [on the Tell Shell Forums] from the folk who apparently blame you for everything from mischaracterization of innocent wolves, to colonialism in Nigeria, to single-handedly destroying the rainforest and the ozone layer... All before lunch."

USA

Our operations can also have disruptive impacts on local communities. We aim to work together with communities to better manage these disruptions. For example at Norco – our refinery and petrochemical plant in Louisiana, USA – we signed a *Joint Statement of Success* with our neighbours in 2002 to recognise the progress made by Shell and our joint venture, Motiva, in reducing our emissions, rebuilding trust and improving the quality of life in a local community concerned about environmental and safety incidents.

Social performance is how well we manage disruptive impacts and generate benefits for communities where we operate. We have operations where our performance is among the best in industry. Our Malampaya project in the Philippines was one of 10 projects to win a Partnerships Award at the World Summit on Sustainable Development in 2002. Our challenge is to deliver this good social performance consistently everywhere we operate. Our Social Performance Management Unit is helping us build the skills to do this.

Working with stakeholders

We affect – and are affected by – many different groups of people, our stakeholders. We aim to recognise their interest in our business and to listen and respond to them.

Working with a full spectrum of stakeholders

We work with a wide range of stakeholders: governments; our customers and business partners, such as suppliers and manufacturers; our employees; and the communities where we operate. We also work with non-governmental organisations and academic institutions, including the Smithsonian Institution, The World Conservation Union (IUCN) and Fauna and Flora International on biodiversity (page 20), the Pew Center, Environmental Defense and World Resources Institute on climate change (page 21), Amnesty International, the Danish Centre for Human Rights and Pax Christi on human rights (page 15), and Transparency International on business integrity. See www.shell.com/workingtogether for details on our approach.

Public-private partnerships

We are involved in a growing number of international public-private partnerships between business, individual donor governments, and international agencies, such as the UN and World Bank. For example see page 19 for our work with international agencies to promote rural solar power and page 22 for our work with UNDP in China. We are a founding member of the UN Global Compact.

Tell Shell

"Nigerian people must be acknowledged and respected, as well as benefited by oil extraction, after all it is their homeland resources being utilised. Until Shell shows more respect for these people and shows more care for the Earth we will not buy your oil."

Unknown

Community development in Nigeria



Olukayode Soremekun, in charge of developing Nigeria's Corporate Community Development Programme, reports.

The issue

Local communities must see concrete benefits from the oil and gas produced beneath their feet. Nigeria's Niger Delta shows vividly how important it is to meet this challenge. All of Nigeria's oil and gas comes from here and the nearby offshore area, but the region remains underdeveloped. In the past, too few benefits came back to these communities, and monies that did come back were often poorly spent.

In the last two years, our new democratic government has begun to address the problem. In 2000, it established the Niger Delta Development Commission (NDDC) to co-ordinate development in the region. It also committed to return 13% of federal oil and gas revenues to the Delta.

As the money begins to flow, the challenge becomes distributing it fairly and managing it well. This is an enormous task. It will take some time before the communities clearly see the benefits they have been promised.



In the meantime, the issue continues to dominate local politics. It has led to widespread agitation by youths, whose protests again last year led to disruption of oil and gas production as well as sabotage, kidnapping, hostage taking and assaults on staff.

Lending our support

The Shell Petroleum Development Company of Nigeria (SPDC) – which operates a joint venture with the Nigerian National Petroleum Corporation (NNPC), Total and Agip in which Shell has a 30% share – has been in the Niger Delta for over 60 years, in good times and bad. We produce more than 40% of the oil and gas in the Delta.

In 2002, the joint venture partners were required by law to support the NDDC with $48 million. This was in addition to our own community development programme, which spent $67 million and completed more than 280 projects. This does not include other community spending such as compensation payments, pipeline surveillance contracts, and spill clean-up activities.

For us, 2002 was a year for improving the basic delivery of our programme, based on the findings of the external reviews we undertook in 2001. For example, the 2001 KPMG review of our community development management systems led us to improve the way we classify and document projects and track our spending. As a result, we can now report more accurately and demonstrate what we spend on our programme. Our community development approach is to move away from cash payments (which some community groups demand instead of development projects) and improve the overall quality of our projects. We've made progress, but I can tell you, it hasn't been easy for us. We continue to get almost daily demands for cash payments.

External assurance

External assurance remains important for improving our processes and demonstrating our integrity. In 2002, our independent stakeholder panel consisting of 11 representatives from development organisations (including the World Bank, UNDP, National Petroleum Investment Services, World Health Organisation, Friends of the Niger Delta) and Nigerian government agencies assessed a representative sample (43%) of our projects completed in 2002. The conclusion was that 93% were functional and 75% successful. The panel made a set of recommendations for improvement, including an assessment of the long-term sustainability of our projects. We will be following up these recommendations in 2003. See our 2002 Shell Nigeria Report for the results (www.shell.com/nigeria).

Operating in the Niger Delta will continue to be challenging until the communities begin to see more widespread benefits. This requires governmental, non-governmental and industry groups working more closely together and with the local community. NDDC's master plan for the Delta is capable of providing the much-needed framework. We are fully committed to playing our part.

Natural gas – our bridge to the future



Linda Cook, Chief Executive of Shell Gas & Power, reports.

Like many people, I am convinced that natural gas will be an important bridge to a cleaner, lower-carbon energy future. It may take 20 years or more before alternative sources of power or heat, like solar energy, become competitive. In the meantime, demand for electricity will have nearly doubled and we will need a clean, affordable fuel to meet this growth. This is where gas will be critical in bridging the gap. Oil will however, continue to meet the growing demand for transport fuels for the foreseeable future, with gas a promising source of hydrogen in cars if fuel cells replace conventional engines.

Why is gas the bridge? Because it is convenient, cost competitive, relatively abundant, and the cleanest burning fossil fuel. It is already the fuel of choice for the power industry, for both environmental and economic reasons.
A combined cycle gas-fired power plant generates as little as half the carbon emissions of a modern coal-fired plant. We see global demand for gas doubling over the next 20 years. Making this a reality requires large investments by energy companies and support from governments. Gas is often found long distances from markets, requiring expensive pipelines or special facilities to liquefy and transport it. It also requires us to address safety, local environmental and social impacts.

Shell's gas strategy
We are committed to growing our gas business aggressively and profitably. To be allowed to grow, we must work together with stakeholders to minimise environmental impacts and ensure our activities benefit those communities involved. Whether we are producing gas near an endangered whale population off Sakhalin Island in Russia or in an area with local communities in the West of China, we need to meet the sustainable development challenges head on. We are expanding in new and established markets, building on our leadership position in liquefied natural gas (LNG) and developing new, more efficient and cost effective technologies.

Developing new and growing established markets
We are helping develop gas markets in the Asia Pacific region. Our efforts in China are discussed on page 22. We are also continuing to explore for new gas reserves to grow our production, for example in the US Rocky Mountains and in Canada. We are continuing to grow our business in liberalising European markets and in North America, including increasing access to imported gas via pipelines and LNG.

Strengthening our lead in LNG
Liquefying natural gas enables us to deliver cleaner energy to distant markets. Our new LNG project on Sakhalin Island will supply key markets in Asia Pacific. Our project in Venezuela will supply markets in the Atlantic Basin. To access growing markets in India, we are constructing a LNG re-gasification terminal in Hazira. Our joint venture in Nigeria contributes to reducing flaring by capturing the gas produced from remote oil fields and turning it into saleable LNG for customers in Europe and the USA. Our developments in liquefaction technology have halved unit capital costs and increased efficiencies in energy used over time. Work done in 2002 by one of our joint ventures in Australia, in conjunction with the Rocky Mountain Institute, indicated the potential for further reducing energy use profitably.

Gas to Liquids technology
Producing ultra-clean liquid fuels is a further option to capture the environmental benefits of natural gas. Our Gas to Liquids plant in Malaysia has been in operation since 1993. We are pursuing prospects for building world-scale facilities, with particular focus on the Middle East. We are also working with the automotive industry and heating equipment manufacturers to fully capture the fuel's environmental benefits and anticipated efficiency improvements. Increasing process energy efficiency is of particular interest. Our R&D efforts aim to minimise the impact on global warming.

Further information
Find out more about our gas business at **www.shell.com/gas**


N
G

Shell Solar's rural operations



Damian Miller, Director of Rural Operations for Shell Solar, reports.

Photovoltaic (PV) panels turn sunlight directly into electricity, safely and with no emissions. For most of the estimated two billion people without access to modern electricity and living in villages "off-grid", PV is practical, and for governments, one of the cheapest ways to deliver electricity. And with access to power, come many benefits – light at the flick of a switch, cleaner indoor air, extra hours for study or work, connections to the world for example via television, radios and phones.

Shell's commitment to off-grid solar

Shell is committed to building a profitable business from selling, installing and servicing PV systems in off-grid rural areas, as one part of its overall PV strategy. Many more of our panels are used in projects connected to the grid. But the off-grid market has real growth potential, as more governments focus on bringing electricity to the rural poor.

The practical challenges

Our rural PV projects are small, but fiendishly complex. After four years in the field, our people know all about the challenges. The first is establishing a local presence in remote areas. Then there's payment. The PV system has to be paid for by customers with no bank accounts and little cash. Effective partnerships are needed with local credit providers to ensure customers can pay for their systems in small installments. Finally there is basic logistics. Cash and PV systems have to be moved between branches and customers without going astray, often with no phones or roads.

Making it happen

With perseverance and support from partners, we've already achieved a lot. Over the past four years we have launched operations in Sri Lanka, India, Philippines, China and South Africa, making us one of the world's largest rural solar retailers. We have invested more than $10 million, established more than 35 remote rural "Shell Solar Centres", created more than 600 local jobs and connected more than 23,000 customers (with plans to double this number in 2003). In Sri Lanka (picture right), for example, we have sold roughly 15,000 systems in three years and broken even financially. Our presence has helped spawn a local industry. We now have three Sri Lankan competitors.

The Sri Lankan business succeeded because of grants from the Global Environment Facility (GEF) and credit for our customers from SEEDS – a local micro-finance organisation. Sellers received $100 on average for every PV system installed, which helped reduce the price of systems and offset the cost of setting up in remote areas. And while few customers have $500 to buy a solar system, many can afford a $100 down payment and roughly $10 per month over five years. With both sellers and credit available, a competitive market flourished.

A call for action

Rural solar's potential remains largely untapped. If realised, it would improve many more people's lives, and dramatically increase the demand for solar panels, driving down the cost of making them.

We are calling for a concerted effort by governments, international agencies and the solar industry to develop this market. At the World Summit on Sustainable Development, we lobbied for the launch of a "One Million Solar Homes Fund". In partnership with the GEF, this has now grown into the "Five Million Fund", which aims to provide five million people with some form of renewable electricity within five years.

Following the Sri Lanka model, the Fund would provide per connection grants – $150 million in total – and support the establishment of credit facilities. Shell would then aim to connect 150,000 homes, with other, hopefully local, companies connecting the rest. The GEF has indicated its intent to provide $60 million in grants for off-grid renewable energy, and discussions are underway with other donors.

Further information

Find out more about our solar business at **www.shell.com/solar**

"In India, Shell Solar is unique among PV suppliers in going all the way to the customer's door step, with quality products and after-sales service; and we are proud of it."
N.P. Ramesh, General Manager, Shell Solar India



Protecting biodiversity



Andrea Athanas, seconded to Shell for two years from The World Conservation Union (IUCN), reports.

Challenges
Our mission at The World Conservation Union (IUCN) is to encourage and assist societies to conserve the integrity and diversity of nature and ensure natural resources are used in a fair and ecologically sustainable way. Biodiversity is IUCN's business.

Energy companies impact biodiversity directly through land use and pollution or indirectly through the use of their products. The purpose of my secondment is to work with Shell to minimise its impacts on biodiversity and to identify opportunities for it to play a positive role in biodiversity conservation.

Progress
Shell is the first energy company to establish a Biodiversity Standard. It commits all Shell companies to respect protected areas, maintain ecosystems and contribute to conservation.

Shell has shown it can meet this Standard in projects from Gabon in Africa to the Stanlow refinery in the UK (photograph, right). But I have also seen operations where Shell is struggling to deliver. That tells me Shell has a lot of work to do, particularly in joint ventures and acquisitions, before it can apply its Standard everywhere.

I have been working to develop tools, which integrate biodiversity into Shell's business practices. In 2002, I helped create a system to warn planners when projects are in or near sensitive environments, integrated biodiversity into Shell's internal guidelines for assessing the environmental impact of its projects, and developed a management primer to introduce managers to biodiversity issues.

Shell has successful partnerships with conservation organisations, such as IUCN, the Smithsonian Institution and Fauna and Flora International. For example, Shell is working with IUCN in the Energy and Biodiversity Initiative (EBI), a collaborative project between four energy companies and five conservation organisations. The results of this collaboration will be shared with others in the energy industry in 2003.

Protected areas
Shell and the rest of the energy industry need to go further and commit not to explore or extract oil and gas from the most sensitive areas of the world. The conservation community has worked for over a hundred years to create a global network of areas protected because of their natural or cultural value. We are seeking to shield the most sensitive parts of that network from the impacts of industry.

I understand that Shell needs to think carefully before making such a step. I have been helping Shell understand whether this would significantly limit its current operations and future business plans. I have also been helping to increase understanding between the conservation community and business, with the hope of resolving some of the conflicts, uncertainties and mistrust that surround this debate on protected areas.

Overall impressions
I have greatly enjoyed working with Shell as it has given me an opportunity to see how a major company is striving to integrate biodiversity concerns into its business. I have been impressed with the level of commitment shown within Shell at all levels, from the engineers on the West-East gas pipeline project in China to the Chairman, Sir Philip Watts. Increasing that commitment in a challenging business environment will be difficult, but is critical. Shell has made good progress on biodiversity, but it still has a long way to go.

Further information
Find out more about Shell's approach at www.shell.com/biodiversity, the EBI at www.celb.org/ebi.html and IUCN's activities at www.iucn.org



Shell UK Stanlow has created a pond as part of efforts to actively manage its land for biodiversity. The pond is used by schools to give local children the opportunity to learn about wetland biodiversity. **Photograph by Nigel Fenwick, Shell UK Oil Products, Stanlow.**

Progress on climate change



David Hone, Group Climate Change Adviser, reports.

The challenge

The emission of carbon dioxide (CO_2), mainly from burning fossil fuels, and other greenhouse gases (GHGs) could be changing the global climate. Long-term effects are not fully understood, but we share the widespread concern. We believe action is needed now to eventually stabilise GHG levels in the atmosphere without hurting economic and social development.

With energy demand expected to double by 2050, stabilisation could take more than a century. Achieving it will require sensible action by governments, consumers and energy companies. As a start, we must all use energy much more efficiently. We will also need to use more natural gas for power and heat instead of coal. Finally, the world must also shift to low or zero-carbon alternatives such as solar, bio-fuels and fuel cells running on hydrogen, as these become competitive and widely available (see **www.shell.com/scenarios** for two possible paths to stabilising GHG emissions).

Shell's response

In 1998 we set clear targets to reduce GHG emissions from our own operations. We beat our 2002 target (page 12). By 2010, we want our GHG emissions to be 5% or more below our 1990 baseline, even while we grow our business. This will be done by ending continuous flaring at our oil production sites and substantially improving energy efficiency in our operations. We factor the costs of GHG emissions into nearly all our new investments (page 7).

We will also continue to expand and improve our offering of lower-carbon products. We need to drive down the costs of these alternatives to meet customer demands for low-cost and convenient energy.

We are developing options for cleaner transport fuels (page 11), building our solar (page 19) and wind power businesses and expanding gas supplies (page 18).

We actively support practical regulations by governments that give companies the confidence to make long-term investments to reduce GHG emissions. For example, we welcome the European Union (EU) proposals for a mandatory, EU-wide emissions trading scheme. We have completed a three-year internal CO_2 trading trial and are sharing our knowledge and experience with governments.

Progress in 2002

In 2002, we continued to prepare ourselves for a low-carbon future:

Preparing for the Kyoto protocol. By the end of 2002, 100 countries had ratified the Kyoto protocol and many governments are acting to meet the targets. We expect emissions trading to play an important role. For example, the UK has started an Emissions Trading System. Our UK oil production facilities have joined – capping their CO_2 emissions more than 10% below their 1998–2000 baseline emissions by 2006. The EU trading system will start in 2005 and we will join it.

We have created an environmental trading business within Shell Trading. This team traded in the UK and Danish CO_2 markets in 2002 as well as in the SOx and NOx markets in the USA. Our new trading business will enable us to use credits from the Clean Development Mechanism (CDM).

This is a UN programme – still in development – that encourages investment in low-carbon energy projects in developing countries. Investors will gain credits that can be traded on international GHG markets. Shell projects under consideration for CDM include developing geothermal power in El Salvador and providing solar power for homes in India and Sri Lanka (page 19).

Energy efficiency. See page 13 for our efforts.

Further information

Find out more about our activities and position at **www.shell.com/climate**

"Shell, as a world leader in the energy business, is an example to be copied insofar as it writes climate change into its business plan. As a result of Shell's own work in developing GHG emissions trading, and as befits a "first-mover", Shell will be better prepared than most when the EU's emissions trading scheme starts."

Jos Delbeke, Director, Environment Directorate-General, European Commission

The icebergs in Antarctica seem to be melting very quickly... this really brought home to me the effects of global warming and the importance of our focus on sustainable development. Photograph by **Genevieve Granger, Societe des Petroles Shell, France.**

Shell in China



Tan Ek Kia, Country Chair of Shell Companies in North East Asia, reports.

I am living in a country that will likely triple its economy within 20 years, according to the World Bank. Energy and petrochemical use will grow sharply. The extra energy needed by China between now and 2020 is equivalent to all of Western Europe's energy demand today. Air pollution is already a serious problem in many Chinese cities. With coal meeting 70% of today's energy needs, China's greenhouse gas emissions are the second highest in the world. The government is committed to delivering tomorrow's energy in a sustainable way and we are working closely with our Chinese partners to help develop the clean energy and petrochemicals the country needs to grow.

Developing gas: West-East project

The West-East gas project moved forward in 2002. It will develop gas from China's major reserves in the West and transport it more than 4,000km to the fast growing cities of the East. When completed the project will deliver approximately a third of China's current gas demand. We are a potential investor in the project and, as part of a group of international companies, signed a Joint Venture Framework Agreement with PetroChina in 2002.

Working with our partners to manage the environmental and social impacts of such a complex project remains a challenge. We have agreed environmental and social standards with PetroChina, and completed extra environmental and social impact assessment work to international standards. This included one of the largest social impact surveys ever done in China. It was carried out by UNDP, which interviewed approximately 10,000 people along the pipeline's path (see www.unchina.org/undp/documents/siasurvey).

This work has led to environmental and social management plans being developed, including plans for dealing with protected areas, cultural heritage sites and reserves, and managing biodiversity.

Quality transport fuels and renewable energy

Shell is also selling high quality lubricants in more than 250 Chinese cities, is setting up a joint venture with Sinopec for 500 service stations, and is part of a project in Xinjiang, Western China, to deliver solar electricity to up to 78,000 rural homes.

Resettlement at Nanhai petrochemicals complex

In 2002, we gave the final go-ahead to build a large petrochemicals complex in Daya Bay, Southern China, a $4.3 billion project in which CNOOC Petrochemicals Investment Limited and Shell each have a 50% share in a joint venture company, the CNOOC and Shell Petrochemicals Company Limited. It is Shell's largest investment so far in China. The joint venture is working with the government to mitigate the impact on the environment and manage social issues related to the project. The joint venture is committed to meet international social and environmental standards, including Shell's Business Principles. A full environmental and social impact assessment was completed in August 2002 (see www.cnoocshell.com).

As with many projects in China, people needed to be relocated. We have developed a Resettlement Action Plan (see www.cnoocshell.com) in line with World Bank standards to help manage this process. The move is being carried out by the government in accordance with this plan. Nearly 1,500 families were moved in February 2002 to accommodation better than they left to allow site preparation to begin. Another 900 families living close to the site will be moved in the middle of 2003. The joint venture company is monitoring the resettlement, and a team of external experts led by Robert Barclay (an internationally-recognised resettlement expert), started a programme of checking progress of the resettlement every six months.

We also asked the UNDP to review the resettlement programme. Their report is expected to identify areas for further improvement of resettlement practices that can be applied elsewhere in China.



Stakeholder consultation on the West-East gas project.

Winning back trust at SAPREF



Richard Parkes, SAPREF Managing Director, reports.

Some of the biggest challenges for refiners are to reduce emissions and incidents and contribute to social development. Delivering continual improvement in social and environmental performance is important to earning your neighbours' trust.

The issue

Regretfully, we haven't yet got it right at SAPREF, Southern Africa's largest crude oil refinery and a 50:50 joint venture between Shell and BP. Like many companies operating in South Africa, in the past we had limited communication with the local community. In recent years we discovered that we had been significantly under-reporting our sulphur dioxide emissions because of a miscalculation and we had too many incidents, including a major leak in an underground pipeline in a residential area. This combination of practice and events resulted in widespread community concern and is reflected in some of the recent protests against us.

Addressing the underlying problems

When you lose trust, you need to admit it, learn from your mistakes and take positive action to rectify the situation. In 2002, we commissioned $49 million worth of plant to reduce our environmental impacts. Included in this was new plant to reduce sulphur emissions by 40%, which we achieved in the fourth quarter. We have maintained ISO 14001 certification, which helps to tighten our environmental management system and drive further improvement. To improve transparency, we produced our Environmental and Social Performance Report (see www.sapref.com) and hired more people to work on community dialogue. I now meet regularly with community members to report our progress on the petrol remediation project and listen to their concerns.

Assurance and advice

To help rebuild trust, we also sought assurance and advice from other parties. PricewaterhouseCoopers Inc provided assurance over parts of our 2001 Performance Report. A team of international experts, including two independent consultants, are helping us prepare a long-term plan for increasing local community dialogue and involvement. We've already started to implement some recommendations from these reviews. I know we still have a long way to go, but I am personally involved in achieving continual improvement and trying to rebuild our neighbours' trust.


Shell & BP
DOUBLE STANDARD



Animal testing

Shell products must be safe for people and the environment. Unfortunately, animal testing is sometimes necessary, either because it is required by law, or because there is no accepted alternative. Energy and petrochemical companies are relatively minor users of animal testing. We use officially approved facilities and our data show that we do not test on cats, dogs or monkeys. We have committed funding and staff time to organisations working to develop alternatives. A significant proportion of Shell's animal testing is carried out through industry consortia (groups of co-producer companies) – a method of reducing the numbers of animals used.

Our Group Animal Testing Standard is based on the "3 Rs" principle: reduce the number, refine the tests, and replace them with alternatives. This year, we implemented the Standard in all Shell companies and made it part of our internal assurance system. We have also invited external scrutiny. An independent Panel of experts reviews our Standard and its implementation.

The Panel concluded, that:

- The Shell Group Standard on animal testing and its accompanying implementation strategy represents a commendable attempt to achieve and advance good practice in the field
- Shell properly pursues a proactive approach to influencing regulatory practices.

The Panel also suggested we make several improvements, which are all underway:

- Assign clear responsibility for keeping up to date with laboratory best practice
- Pay more attention to how testing laboratories respond to animal distress
- Investigate alternatives to using fish to monitor the biological effects of effluent.

For the Panel's full report and summary data see www.shell.com/testing/panelreport

Assurance and basis of reporting

Message from the Independent Auditors

Over the five years we have provided assurance over information in the Shell Report, we have aligned our approach with emerging standards. In 2002, building on our work to provide a high level of assurance on certain information, we have developed an approach to enable us to provide assurance over Shell's reporting on "hot spots". Next year, evolution of the overall assurance approach will continue to further integrate the input of external experts and panels.

Three symbols have been used to describe the scope of our work:

- At Group, Business and Operating Company (OC) level we obtained an understanding of the systems used to generate, aggregate and report the data for these parameters. We assessed the completeness and accuracy of the data reported by visiting OCs to test systems and data, performed a review of all the data reported and assessed data trends in discussion with management. We tested the calculations made at Group level. We did not obtain assurance over Safety and Environmental (SE) data reported by OCs acquired during 2002, for the reasons set out on page 12. Our SE work was therefore only completed for the Shell portfolio as at 31 December 2001. For the economic parameters, we also checked that they are properly derived from the audited Financial Statements of the Royal Dutch/Shell Group of Companies.
- We determined that the statements marked with this symbol are supported by underlying evidence at Group and/or local level. Our work included interviewing Shell people as well as external panels where these have been established, reviewing systems and documentation and confirming the accurate use of information derived from external sources. We also checked that panel comments, where presented, were derived from and reflect full report findings.
- (+) At Group level we tested the accuracy of the data aggregation process for data received from a complete set of responses from countries in which Shell operates. We did not provide assurance over the reliability of the data reported by those countries.

Assurance Report

To: Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c.

Introduction

We have been asked to provide assurance over selected data, graphs and statements of the Royal Dutch/Shell Group of Companies reported in the Shell Report and reproduced in this Summary Report. We have marked these statements with the symbols below. This Report is the responsibility of management. Our responsibility is to express an opinion on the data, graphs and statements indicated, based on work referred to above in "Message from the Independent Auditors".

In our opinion:

- The data and graphs (together with the notes), properly reflect the performance of the reporting entities for each parameter (SE – for portfolio as at 31 December 2001) marked with this symbol.
- The statements marked with this symbol are supported by underlying evidence.

In addition the data for each parameter marked (+) are properly aggregated at Group level.

Basis of opinion

There are no generally accepted international environmental, social and economic reporting standards. This engagement was conducted in accordance with the International Standards for Assurance Engagements. Therefore, we planned and carried out our work to provide reasonable, rather than absolute, assurance on the reliability of the data and statements marked with the symbols and , and on the accuracy of the Group level aggregation process for data marked (+). We believe our work provides a reasonable basis for our opinion.

Assurance work performed

In forming our opinion, we carried out the work summarised above in "Message from the Independent Auditors". We used a multi-disciplinary team, comprising financial auditors and environmental and social specialists. We also examined this Report to confirm consistency of the information reported with our findings, and with information included in the Shell Report.

Considerations and limitations

It is important to read the data and statements in the context of the reporting policies and limitations below, and the notes to the graphs. Environmental and social data are subject to many more inherent limitations than financial data given both their nature and the methods used for determining, calculating or estimating such data. We have not provided assurance over all contents of this report, nor have we undertaken work to confirm that all relevant issues are included. We have not carried out any work on data reported in respect of future projections and targets. Where we have not provided assurance over previous years' data it is clearly shown. We have not carried out any work to provide assurance over the completeness and accuracy of the underlying data for the parameters aggregated at Group level, and marked with (+).

It is also important that, in order to obtain a thorough understanding of the financial results and financial position of the Group and the environmental, social, economic performance of the Group, the reader should consult, respectively, the Royal Dutch/Shell Group of Companies Financial Statements for the year ended 31 December 2002, and the Shell Report 2002.

5 March 2003

KPMG	KPMG Accountants N.V.	The Hague
PRICEWATERHOUSECOOPERS	PricewaterhouseCoopers LLP	London

Basis of reporting

The basis of reporting is as follows:

- The financial data are aggregated from Group companies, together with partnerships, joint ventures and other interests using the accounting and consolidation principles used in the Royal Dutch/Shell Group of Companies Financial Statements. For more information refer to www.shell.com
- The HSE data are aggregated from all companies, partnerships, joint ventures and other interests that are under Shell operational control plus a number of companies to which Shell companies provide operational services. A list of these Operating Companies can be found at www.shell.com/hse. We report these HSE data on a 100% basis even where the Group's interest is less. Unless otherwise stated in the text, the HSE data reported are based on our global "HSE Performance Monitoring and Reporting" guideline. A copy of this guideline can be found at www.shell.com/hse
- The remaining data, unless otherwise specified, are aggregated from all companies, partnerships, joint ventures and other interests either under Shell's operational control or where the Shell entity is responsible for the activities concerned. We report these data on a 100% basis, unless otherwise specified.

Operational control means entities in which a member of the Royal Dutch/Shell Group of Companies has full capacity to introduce and implement the Group's HSE Policy and the Statement of General Business Principles. However, no data are included for Pennzoil-Quaker State Company, which came under our operational control in the fourth quarter of 2002.

Limitations

We recognise that there is a level of uncertainty over the reliability of the data included in this Report as a result of a number of limitations associated with, for example:

- Differing interpretations of reporting guidelines – e.g. social (including health and safety) data may be affected by variations in local cultures, practices and laws.
- Measuring, calculating or estimating the data – e.g. emission calculations can be based on industry-wide standards, spill volumes have to be estimated.
- Differences between the reporting requirements prescribed by Shell and regulatory authorities – e.g. our definitions of waste and spills.

The comparability of the data can also be affected by a number of factors including: portfolio changes, alteration in determination methods and improvement in information systems.

External assurance of safety and environmental data

Data from six safety and environmental KPIs (old portfolio): fatalities, TRCF, GWP, flaring, energy efficiency and spills, together with fines, are subject to assurance by our independent auditors, KPMG and PricewaterhouseCoopers LLP.

Restatement

The 1990 greenhouse gas baseline has been restated to reflect the new acquisitions. Estimated 1990 emissions from our four Equilon refineries were 5.7 million tonnes CO_2 equivalent with an additional 3.4 million tonnes from the three DEA refineries. The baseline has therefore been increased from 114 to 123 million tonnes.

Principle 1 – Objectives
The objectives of Shell companies are to engage efficiently, responsibly and profitably in the oil, gas, chemicals and other selected businesses and to participate in the search for and development of other sources of energy. Shell companies seek a high standard of performance and aim to maintain a long-term position in their respective competitive environments.

Principle 2 – Responsibilities
Shell companies recognise five areas of responsibility:

To shareholders
To protect shareholders' investment, and provide an acceptable return.

To customers
To win and maintain customers by developing and providing products and services which offer value in terms of price, quality, safety and environmental impact, which are supported by the requisite technological, environmental and commercial expertise.

To employees
To respect the human rights of their employees, to provide their employees with good and safe conditions of work, and good and competitive terms and conditions of service, to promote the development and best use of human talent and equal opportunity employment, and to encourage the involvement of employees in the planning and direction of their work, and in the application of these principles within their company. It is recognised that commercial success depends on the full commitment of all employees.

To those with whom they do business
To seek mutually beneficial relationships with contractors, suppliers and in joint ventures and to promote the application of these principles in so doing. The ability to promote these principles effectively will be an important factor in the decision to enter into or remain in such relationships.

To society
To conduct business as responsible corporate members of society, to observe the laws of the countries in which they operate, to express support for fundamental human rights in line with the legitimate role of business and to give proper regard to health, safety and the environment consistent with their commitment to contribute to sustainable development.

These five areas of responsibility are seen as inseparable. Therefore, it is the duty of management continuously to assess the priorities and discharge its responsibilities as best it can on the basis of that assessment.

Principle 3 – Economic principles
Profitability is essential to discharging these responsibilities and staying in business. It is a measure both of efficiency and of the value that customers place on Shell products and services. It is essential to the allocation of the necessary corporate resources and to support the continuing investment required to develop and produce future energy supplies to meet consumer needs. Without profits and a strong financial foundation it would not be possible to fulfil the responsibilities outlined above.

Shell companies work in a wide variety of changing social, political and economic environments, but in general they believe that the interests of the community can be served most efficiently by a market economy.

Criteria for investment decisions are not exclusively economic in nature but also take into account social and environmental considerations and an appraisal of the security of the investment.

Principle 4 – Business integrity
Shell companies insist on honesty, integrity and fairness in all aspects of their business and expect the same in their relationships with all those with whom they do business. The direct or indirect offer, payment, soliciting and acceptance of bribes in any form are unacceptable practices. Employees must avoid conflicts of interest between their private financial activities and their part in the conduct of company business. All business transactions on behalf of a Shell company must be reflected accurately and fairly in the accounts of the company in accordance with established procedures and be subject to audit.

Principle 5 – Political activities
Of companies
Shell companies act in a socially responsible manner within the laws of the countries in which they operate in pursuit of their legitimate commercial objectives.

Shell companies do not make payments to political parties, organisations or their representatives or take any part in party politics. However, when dealing with governments, Shell companies have the right and the responsibility to make their position known on any matter which affects themselves, their employees, their customers, or their shareholders. They also have the right to make their position known on matters affecting the community, where they have a contribution to make.

Of employees
Where individuals wish to engage in activities in the community, including standing for election to public office, they will be given the opportunity to do so where this is appropriate in the light of local circumstances.

Principle 6 – Health, safety and the environment
Consistent with their commitment to contribute to sustainable development, Shell companies have a systematic approach to health, safety and environmental management in order to achieve continuous performance improvement.

To this end Shell companies manage these matters as any other critical business activity, set targets for improvement, and measure, appraise and report performance.

Principle 7 – The community
The most important contribution that companies can make to the social and material progress of the countries in which they operate is in performing their basic activities as effectively as possible. In addition Shell companies take a constructive interest in societal matters which may not be directly related to the business. Opportunities for involvement – for example through community, educational or donations programmes – will vary depending upon the size of the company concerned, the nature of the local society, and the scope for useful private initiatives.

Principle 8 – Competition
Shell companies support free enterprise. They seek to compete fairly and ethically and within the framework of applicable competition laws; they will not prevent others from competing freely with them.

Principle 9 – Communication
Shell companies recognise that in view of the importance of the activities in which they are engaged and their impact on national economies and individuals, open communication is essential. To this end, Shell companies have comprehensive corporate information programmes and provide full relevant information about their activities to legitimately interested parties, subject to any overriding considerations of business confidentiality and cost.

The companies in which Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c. directly or indirectly own investments are separate and distinct entities. But in this Report the collective expressions "Shell", "Group" and "Royal Dutch/Shell Group of Companies" are sometimes used for convenience in contexts where reference is made to the companies of the Royal Dutch/Shell Group in general. Likewise the words "we", "us" and "our" are used in some places to refer to companies of the Royal Dutch/Shell Group in general, and in others to those who work in those companies. Those expressions are also used where no useful purpose is served by identifying a particular company or companies.

The manufacturer of the paper used for the cover and internal pages of the Report is accredited with the ISO 9002 Quality Assurance and ISO 14001 Environmental Management Systems and is registered under EMAS (Eco-Management and Audit Scheme). The paper carries the Nordic Swan environmental label for low emissions during manufacture.

The Sustainable Development team, Shell International, thank: Dr Sebastian Berry of Spoken Word Ltd and Peter Knight of Context for writing, Williams and Phoa for design and production using Ringmaster®, Butler and Tanner for printing and John Ross for cover photography.

www.shell.com

Tell us what you think – about Shell, our performance, our reports or the issues we face. Join the global debate – we value your views.

"Tell Shell" at www.shell.com/tellshell or e-mail us at tellshell@shell.com

Contact any of the addresses below for copies of publications

Shell International B.V.
FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands
Tel: +31 (0)70 377 4540 Fax: +31 (0)70 377 3115

Shell International Limited
PXXC (Publications), Shell Centre, London SE1 7NA, UK
Tel: +44 (0)20 7934 5293 Fax: +44 (0)20 7934 5555

Shell Oil Company
1270 Avenue of the Americas, Suite 2320, New York, NY 10020, USA
Tel: +1 212 218 3113 Fax: +1 212 218 3114




Annual Report and Accounts 2002
The Annual Reports of Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c.
Also available at
www.shell.com/annualreport



The Shell Report 2002
A review of how Group companies are living up to our Business Principles and contributing to sustainable development.
Also available at
www.shell.com/shellreport



Financial and Operational Information 1998–2002
Five years' financial and operational information about the Group, including maps of exploration and production activities. Also available at
www.shell.com/faoi




Summary Annual Report and Accounts 2002
Abridged versions of the Annual Reports of Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c.



The Shell Report 2002 Summary
Abridged version of The Shell Report.



Statement of General Business Principles
Fundamental principles that govern how each Shell company conducts its affairs. Also available at
www.shell.com/sgbp

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 3 April 2003

President/Managing Director	General Attorney
(J. van der Veer)	(R. van der Vlist)